DELIVERING GROWTH

2015 ANNUAL REPORT

SILVER WHEATON

2015 WAS ANOTHER RECORD-BREAKING YEAR OF GROWTH AS SILVER WHEATON'S ATTRIBUTABLE PRODUCTION INCREASED BY 35% TO 47.7 MILLION SILVER EQUIVALENT OUNCES. THIS GROWTH WAS DRIVEN BY OUR EXPANDING PORTFOLIO OF HIGH-QUALITY ASSETS.

CONTENTS

CORPORATE PROFILE **2** LETTER FROM THE PRESIDENT & CEO **4** GLOBAL ASSETS **6**
CORNERSTONE ASSETS **7** PERFORMANCE HIGHLIGHTS **8** PRECIOUS METALS STREAMING **9**
CORPORATE SOCIAL RESPONSIBILITY **10** MANAGEMENT'S DISCUSSION AND ANALYSIS & FINANCIAL STATEMENTS **13**

PEÑASQUITO
SAN DIMAS
SALOBO
ANTAMINA
CONSTANCIA

ORGANIC GROWTH

SALOBO, SAN DIMAS & CONSTANCIA

Our cornerstone and growth assets delivered record production in 2015, as Salobo doubled mill capacity, San Dimas expanded and Constancia achieved commercial production.

ACQUISITION GROWTH

SALOBO & ANTAMINA

We invested in two long-term assets worth $1.8 billion. These transactions secured another 25% gold stream from Salobo and a 33.75% silver stream from Antamina.

CORPORATE
PROFILE

SILVER WHEATON IS THE WORLD’S LARGEST PURE PRECIOUS METALS STREAMING COMPANY. IT OFFERS INVESTORS COST CERTAINTY, LEVERAGE TO INCREASING SILVER AND GOLD PRICES, AND GROWTH FROM A HIGH-QUALITY ASSET BASE. ITS BUSINESS MODEL IS BASED ON PAYING LOW, PREDICTABLE COSTS FOR PRECIOUS METALS FROM STREAMS ON A DIVERSE PORTFOLIO OF MINES, WITH ANY INCREASES IN PRECIOUS METAL PRICES FLOWING DIRECTLY TO THE BOTTOM LINE.

2015 REVIEW

Silver Wheaton’s year over year production increased 35% and sales volume increased 26% in 2015. Attributable production was 47.7 million silver equivalent ounces, resulting in adjusted net earnings of $210.4 million ($0.53 per share) and operating cash flows of $431.4 million ($1.09 per share). With an average annual realized silver equivalent price of $15.60 per ounce, and cash operating costs1 of $4.58 per silver equivalent ounce, the cash operating margin1 in 2015 was $11.02 per silver equivalent ounce, or over 70%.

In 2016, based upon the company’s current portfolio of low-cost, long-life assets, attributable production is forecast to be approximately 54 million silver equivalent ounces, including 265,000 ounces of gold. Estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces per year, including 260,000 ounces of gold.

Silver Wheaton’s future growth profile is expected to be driven by precious metal and gold streams on the Antamina, Salobo, Peñasquito and Constancia mines.

The company’s unique business model creates shareholder value by providing:

  Leverage to increases in the price of silver and gold;

  Organic growth through the acquisition of new streams;

  A dividend yield tied to precious metal prices and our organic growth; and,

  Participation in the expansion and exploration success of the mines underlying its current agreements.

Silver Wheaton offers these benefits, while seeking to reduce many of the downside risks faced by traditional mining companies. In particular, Silver Wheaton offers its investors both capital and operating cost certainty. Other than the initial upfront payment, the company typically has no ongoing capital or exploration costs. Furthermore, operating costs have been historically fixed at around $4 per ounce of silver produced and $400 per ounce of gold produced, subject to defined inflationary adjustments.

1 Refer to discussion on non-IFRS measures in the MD&A.

SILVER WHEATON      2015 ANNUAL REPORT      3

LETTER FROM
THE PRESIDENT & CEO

2015 WAS ANOTHER RECORD-BREAKING YEAR FOR SILVER WHEATON AS THE COMPANY’S ATTRIBUTABLE PRODUCTION INCREASED BY OVER 12 MILLION SILVER EQUIVALENT OUNCES AND WE CONTINUED TO GENERATE SOLID CASH FLOWS WITH CASH OPERATING MARGINS OF OVER 70%. THIS UNPRECEDENTED GROWTH WAS DRIVEN BOTH BY OUR EXISTING PORTFOLIO OF HIGH-QUALITY ASSETS AS WELL AS TACTICAL AND TIMELY ACQUISITIONS THAT DELIVERED IMMEDIATE RESULTS.

We achieved record production of 47.7 million silver equivalent ounces in 2015, significantly beating our 44.5 million forecast. This growth was driven organically by our fully-funded, high-quality portfolio of assets, along with our acquisitions of precious metals from two of the world’s best copper assets: the Salobo mine in Brazil and the Antamina mine in Peru.

While record sales volumes throughout the year were offset by significantly weaker commodity prices, Silver Wheaton was able to generate operating cash flows in line with 2014. Net earnings were below 2014 results due to non-cash charges being taken over the year on a few of our smaller streams.

While our assets performed well in 2015, the year was not without challenges. Along with downward pressure on precious metals prices through the year, in September we received Notices of Reassessment from the Canada Revenue Agency (CRA) for the years 2005 to 2010. We continue to vigorously defend our position and work towards the quickest avenue for resolution, and in January 2016 filed a Notice of Appeal with the Tax Court of Canada electing to pursue resolution of the matters through a judicial court process rather than to continue to pursue the CRA’s internal appeals process. We firmly believe in the strong underlying value of our shares, and, as such, initiated our first ever normal course issuer bid during the third quarter of 2015.

The strength of our portfolio should not be overshadowed by the dark clouds of the reassessment and weak commodity prices. Even in these times of depressed commodity prices, we continued to see growth and reinvestment in our cornerstone assets in 2015, underscoring the importance of investing in tier-one assets. We are proud of the strong performance of the San Dimas, Salobo and Peñasquito mines, and our new cornerstone addition, the Antamina mine. San Dimas, our first ever asset, had a record fourth quarter and an excellent year in 2015. It completed an expansion to 2,500 tonnes per day in the first quarter, ran well above this for most of the year, and expects to complete a further expansion to 3,000 tonnes per day in the second quarter of 2016. San Dimas has proven itself to be a great foundation asset.

Early in 2013, we acquired 25% of the gold production from the Salobo mine, the largest copper deposit ever found in Brazil. 2015 was a pivotal year for our Salobo stream, as Vale successfully ramped up the mine’s expansion, doubling its throughput. We also doubled our exposure by acquiring an additional 25% of the gold.  In turn, Salobo was a key driver of our record production in 2015, and, with its significant expansion and exploration potential, we expect it to be a lead contributor going forward for many years.

In 2015, the Peñasquito mine had record production as higher grades were encountered in the core of the deposit. Goldcorp continues to construct the Northern Well Field, which should resolve water shortage issues caused by the unprecedented drought. In addition, we are excited about Goldcorp’s feasibility study on the Metallurgical Enhancement Project at Peñasquito, which has the potential to substantially increase the silver we receive over the life of the mine.

In November 2015, Silver Wheaton acquired a silver stream from Glencore tied to the Antamina mine in Peru. Antamina’s quality and scale make it the fourth cornerstone in our portfolio, as it is not only the eighth largest copper mine in the world but it is also one of the lowest cost copper mines in the world. This stream provided us with almost immediate production and operating cash flow from a proven and well-established asset, again with significant mine life ahead of it.

While our record year was driven in great part by the above-mentioned cornerstone mines, we also benefitted from the first contributions of gold and silver from Hudbay’s Constancia mine in Peru. Constancia achieved commercial production in April 2015, and Hudbay has done an excellent job of bringing the mine online and ramping up production. We have been very encouraged by Hudbay’s mine building ability, especially as they are also our partner on the Rosemont project.

Going forward, we forecast that Silver Wheaton will continue to grow from a fully-funded portfolio of streams, with most of the growth front-end loaded as a full-year of contributions from Antamina and a fully-ramped Salobo and Constancia are realized. We estimate average annual attributable production over the next five years to be approximately 52 million silver equivalent ounces per year. This does not include the optionality we have from streams such as Pascua-Lama or Rosemont, which total over an additional 19 million ounces of production per year.

On the corporate development front, we are happy to see that streaming is now a major consideration for miners seeking capital. We continue to see a number of high-quality, accretive opportunities, many from existing producers looking for funds to strengthen their balance sheets or to assist in acquisitions. While we are in a position to be able to grow, we will continue to acquire strategically and to search for well-managed, high-quality assets operating in the lowest-half of their respective cost-curves.

As we continue to grow, we also continue to give back to our communities. Since 2014, we have provided financial support for our partners’ social projects in mining communities near our partners’ mines. We are proud to be the leader in the streaming and royalty space by directly investing into the communities where we receive our precious metals. Our first projects supported Primero, to build new community facilities near San Dimas, and Barrick, to implement irrigation systems near Veladero and Pascua-Lama. We are now helping Barrick to expand their irrigation project, Goldcorp to improve education facilities near Peñasquito, and Vale to enhance medical services near Salobo. We believe these projects will have positive, long-term and sustainable benefits to these mining communities, and will also further reinforce the strength of our partnerships.

2015 was fundamentally a year of growth for Silver Wheaton, both organically and from an acquisition perspective. With record production and sector-leading cash flows, and with what we believe is the strongest asset base in the industry, we are optimistic for the future and will continue to focus on delivering growth while maintaining one of the lowest-cost profiles in the industry.

To our shareholders, partners, board of directors and employees: thank you once again for your continued commitment and support as we strive to make Silver Wheaton the premier investment vehicle for precious metals investors worldwide.

/s/ Randy Smallwood

RANDY SMALLWOOD, President & CEO
March 16, 2016

SILVER WHEATON      2015 ANNUAL REPORT      5

GLOBAL ASSETS

23
1
2
3
8
24
25
9
10
11
12
26
13
14
15
16
17
18
27
19
28
21
29
20
22

OPERATING MINES

1 MINTO, CANADA
2 777, CANADA
3 COLEMAN, CANADA
4 COPPER CLIFF, CANADA
5 CREIGHTON, CANADA
6 GARSON, CANADA
7 STOBIE, CANADA
8 TOTTEN, CANADA
9 SAN DIMAS, MEXICO
10 PEÑASQUITO, MEXICO
11 COZAMIN, MEXICO
12 LOS FILOS, MEXICO
13 LAGUNAS NORTE, PERU
14 ANTAMINA, PERU
15 PIERINA, PERU
16 YAULIYACU, PERU
17 CONSTANCIA, PERU
18 SALOBO, BRAZIL
19 VELADERO, ARGENTINA
20 NEVES-CORVO, PORTUGAL
21 ZINKGRUVAN, SWEDEN
22 STRATONI, GREECE

DEVELOPMENT PROJECTS

23 KENO HILL, CANADA
24 VICTOR, CANADA
25 ROSEMONT, USA
26 TOROPARU, GUYANA
27 PASCUA-LAMA, CHILE/ARGENTINA
28 NAVIDAD, ARGENTINA
29 ALJUSTREL, PORTUGAL

6

CORNERSTONE
ASSETS

Silver Wheaton’s diversified portfolio of precious metal streams includes 22 operating mines and seven development projects. With the acquisitions we made this year, we now have four cornerstone assets: the San Dimas, Peñasquito, Salobo and Antamina mines.

SAN DIMAS

Primero’s San Dimas mine had a great year, contributing 7.4 million silver ounces to Silver Wheaton in 2015, well above the forecast of 6.6 million ounces. The mine completed its expansion to 2,500 tonnes per day (tpd) in the first quarter of 2015, and was running well above nameplate capacity for most of the year. Primero is on track to complete its further expansion to 3,000 tpd in the first half of 2016.

PEÑASQUITO

Goldcorp’s Peñasquito mine produced 7.2 million ounces of silver for Silver Wheaton in 2015. Goldcorp continues to pursue the completion of the Northern Well Field, which will resolve water shortage issues caused by an unprecedented drought. The Metallurgical Enhancement Project feasibility study shows the potential to increase silver recoveries and is likely to result in a new life of mine plan.

SALOBO

Vale’s Salobo mine, the largest copper deposit in Brazil, produced a record 125,600 ounces of gold in 2015 for Silver Wheaton. With the acquisition of an additional 25% in March 2015, Silver Wheaton now receives 50% of the life of mine gold production from Salobo. Vale, furthermore, successfully ramped up Salobo II in 2015, which doubled mill throughput capacity, and is currently considering Salobo III, an additional 12Mtpa expansion. Silver Wheaton’s average attributable production forecast for the first 10 years is 140,000 ounces of gold per year.

ANTAMINA

In November 2015, Silver Wheaton acquired from Glencore Plc a silver stream tied to the Antamina mine. Antamina is one of the lowest cost copper mines globally, and it is also the eighth largest copper mine in the world. The mine is jointly owned by Glencore, BHP, Teck and Mitsubishi. The acquisition from Glencore immediately increased Silver Wheaton’s production and cash flow profile by adding expected average silver production of 5.1 million ounces per year in 2016 and 2017 and 4.7 million ounces per year over the first 20 years.

GROWTH

In 2016, based upon Silver Wheaton’s current portfolio of low-cost, long-life assets, attributable production is forecast to be approximately 54 million silver equivalent ounces, including 265,000 ounces of gold. Estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces per year, including 260,000 ounces of gold.

SILVER WHEATON      2015 ANNUAL REPORT      7

PERFORMANCE
HIGHLIGHTS

	2015	2014	2013
(As of December 31 for each year)
Financials
Revenue ($000’s)	$648,687	$620,176	$706,472
Net (loss) earnings ($000’s)	$(162,042)	$199,826	$375,495
Adjusted net earnings [1] ($000’s)	$210,357	$267,977	$375,495
Operating cash flow ($000’s)	$431,359	$431,873	$534,133
Net (loss) earnings per share
Basic	$(0.41)	$0.56	$1.06
Diluted	$(0.41)	$0.56	$1.05
Adjusted earnings [1] per share
Basic	$0.53	$0.75	$1.06
Diluted	$0.53	$0.74	$1.05
Operating cash flow per share [2]	$1.09	$1.20	$1.50
Dividends paid ($000’s)	$80,809	$93,400	$160,013
Dividends paid per share	$0.20	$0.26	$0.45
Cash and cash equivalents ($000’s)	$103,297	$308,098	$95,823
Weighted average basic number of shares outstanding (000’s)	395,755	359,401	355,588
Share price (NYSE)	$12.42	$20.33	$20.19

Operating
Attributable silver ounces produced (000’s)	30,717	25,674	26,754
Attributable gold ounces produced	228,764	144,395	151,204
Attributable silver equivalent ounces produced (000’s) [3]	47,697	35,400	35,832
Silver ounces sold (000’s)	26,566	23,484	22,823
Gold ounces sold	202,349	139,522	117,319
Silver equivalent ounces sold (000’s) [3]	41,574	32,891	29,963
Average realized silver price per ounce sold	$15.64	$18.92	$23.86
Average realized gold price per ounce sold	$1,152	$1,261	$1,380
Average silver cash cost per ounce sold [4]	$4.17	$4.14	$4.12
Average gold cash cost per ounce sold [4]	$393	$386	$386

1	Refer to discussion on non-IFRS measure (i) on page 42 of the MD&A.

2	Refer to discussion on non-IFRS measure (ii) on page 43 of the MD&A.

3

Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during theperiod from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

4	Refer to discussion on non-IFRS measure (iii) on page 44 of the MD&A.

PRECIOUS METALS
STREAMING

SILVER WHEATON CREATED PRECIOUS METALS STREAMING IN ORDER TO UNLOCK HIDDEN VALUE BY ACQUIRING BY-PRODUCT PRECIOUS METAL FROM HIGH-QUALITY, LOW-COST MINES, WITH A GOAL OF PROVIDING INVESTORS SUPERIOR RETURNS AND SOME OF THE HIGHEST MARGINS IN THE INDUSTRY.

PRECIOUS METAL STREAMING – UNLOCKING VALUE
Silver Wheaton introduced the streaming model in 2004 after recognizing that silver produced as a by-product was not being fully valued by the financial markets. Streaming was created to unlock this value, both for Silver Wheaton’s shareholders and for Silver Wheaton’s partner mine owners. Since its introduction, the streaming model has also been applied to gold and other precious metals.

Streaming allows Silver Wheaton to purchase, in exchange for an upfront payment, a fixed percentage of the precious metals produced from a mine. Once an agreement is entered into, Silver Wheaton has the right to purchase the precious metal at a predetermined price as it is delivered. The production payment is set at a level intended to offset Silver Wheaton’s partners’ typical cost to produce an ounce of silver or gold.

Silver Wheaton does not own or operate mines and is therefore not exposed to rising capital and operating costs. However, the company’s agreements are typically for the life of the operation, giving Silver Wheaton exposure to the mine’s future expansions and exploration success.

Silver remains a core focus of streaming, as 70% of worldwide silver is produced as a by-product and is therefore generally considered to be a non-core asset at the mine where it is produced. In many large base metal operations, gold production represents only a small fraction of the overall economics of the mine and it is therefore also considered non-core. While Silver Wheaton believes streaming creates the most value when targeting byproduct precious metals, given its value-enhancement and flexibility, the streaming model has also proven successful with primary metal production.

Benefits to Silver Wheaton’s Shareholders:

The key benefit of streaming to Silver Wheaton’s shareholders is cost certainty, which translates into direct leverage to increases in precious metal prices. Inflationary cost pressures have historically plagued the mining industry, driving capital and operating costs higher for traditional miners and cutting into their profit margins. Once Silver Wheaton makes the upfront payment, the company typically has no ongoing capital or exploration costs. Furthermore, Silver Wheaton’s operating costs are set at the time a stream is entered into at a predetermined production payment, allowing us to consistently deliver amongst the highest cash operating margins in the mining industry.

Benefits to Partner Mining Company’s Shareholders:

At Silver Wheaton, our goal is first and foremost to generate superior returns for our shareholders; however, we recognize that the sustainability of our model is dependent on uncovering value for all of the parties involved in a streaming agreement. Silver Wheaton is able to do this by unlocking the value of silver and gold produced as a by-product. By entering into a streaming agreement, mining companies can receive greater value for their precious metals than what is reflected in the market. These companies can use the upfront payment to continue growing their core business, either through exploration, production expansions or acquisitions, or, alternatively, the proceeds can be used to strengthen their balance sheet.

Source: Thomson Reuters GFMS
Thomson Reuters GFMS estimates that 68% of 2015 global silver production was produced as a by-product of copper, lead, zinc or gold mines. This equates to almost 600Moz of silver, which represents a very large potential target market for Silver Wheaton to continue adding to its portfolio of silver stream assets.

SILVER WHEATON      2015 ANNUAL REPORT      9

CORPORATE SOCIAL
RESPONSIBILITY

SILVER WHEATON HAS PRECIOUS METALS STREAMS WITH MINES LOCATED IN CANADA AND AROUND THE WORLD. AS THE COMPANY HAS GROWN, OUR FOCUS ON HELPING OTHERS HAS ALSO GROWN. LAST YEAR WE HAD THE GOOD FORTUNE TO ONCE AGAIN SUPPORT A NUMBER OF WORTHY PROJECTS IN CANADA AND BEYOND.

Since 2014, we have been investing directly into the communities from where we receive our precious metals. In 2015, we once again provided financial support for our partners’ social projects in mining communities located near our partners’ mines. We are proud to be the leader in the streaming and royalty space with this initiative, and hope that we inspire others to follow suit.

We began this program by supporting projects led by Primero, to build new community facilities near the San Dimas mine in Mexico, and by Barrick, to implement irrigation systems near the Veladero mine and Pascua-Lama project in Argentina. These projects were successfully completed in 2015 as planned.

We are now helping Barrick to expand their highly successful irrigation project in Argentina. We are also providing financial support to Goldcorp to improve educational facilities and increase student learning opportunities at a vocational college near the Peñasquito mine in Mexico. Furthermore, we are assisting Vale in their efforts to promote healthy practices and to improve the type and quality of medical services provided in the community near the Salobo mine in Brazil.

We believe these projects will have positive, long-term and sustainable benefits to the mining communities in Argentina, Brazil and Mexico. We are proud of our mining partnerships, and are committed to supporting new projects with existing and future mining partners.

FINANCIALS

MANAGEMENT'S DISCUSSION AND ANALYSIS	13

FINANCIAL STATEMENTS	76

Management's Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2015

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with Silver Wheaton Corp.'s ("Silver Wheaton" or the "Company") consolidated financial statements for the year ended December 31, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").  This MD&A contains "forward-looking" statements that are subject to risk factors set out in the cautionary note contained on page 68 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of March 16, 2016.

Highlights

Operations

•
Record attributable silver equivalent production for the three months and year ended December 31, 2015 of 15.5 million ounces (10.3 million ounces of silver and 69,200 ounces of gold) and 47.7 million ounces (30.7 million ounces of silver and 228,800 ounces of gold), respectively, representing an increase of 70% and 35% over the comparable periods in 2014.

•
Record silver equivalent sales volume for the three months and year ended December 31, 2015 of 13.6 million ounces (8.8 million ounces of silver and 64,900 ounces of gold) and 41.6 million ounces (26.6 million ounces of silver and 202,300 ounces of gold), respectively, representing an increase of 59% and 26% over the comparable periods in 2014.

•
As at December 31, 2015, approximately 6.9 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase of 0.5 million payable silver equivalent ounces during the three month period ended December 31, 2015.  Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately 2 to 3 months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.[1]

•
Average realized sale price per silver equivalent ounce sold for the three months and year ended December 31, 2015 of $14.73 ($14.75 per ounce of silver and $1,100 per ounce of gold) and $15.60 ($15.64 per ounce of silver and $1,152 per ounce of gold), compared with $16.43 and $18.86 for the comparable periods in 2014, representing a decrease of 10% and 17%, respectively.

•
Revenue for the three months and year ended December 31, 2015 of $200.5 million and $648.7 million, respectively, compared with $140.4 million and $620.2 million for the comparable periods in 2014, representing an increase of 43% and 5%, respectively.

•
Net loss for the three months and year ended December 31, 2015 was $169.3 million ($0.42 per share) and $162.0 million ($0.41 per share), respectively, compared with net earnings of $52.0 million ($0.14 per share) and $199.8 million ($0.56 per share) for the comparable periods in 2014.

•	During the three months and year ended December 31, 2015, the Company recognized impairment charges of $230.9 million and $384.9 million, respectively.

•
After removing the after tax impact of the impairment charge, adjusted net earnings² for the three months and year ended December 31, 2015 of $57.4 million ($0.14 per share) and $210.4 million ($0.53 per share), respectively, compared with adjusted net earnings² of $52.0 million ($0.14 per share) and $268.0 million ($0.75 per share) for the comparable periods in 2014, representing an increase of 10% during the three month period and a decrease of 22% during the twelve month period as compared to the comparable periods in 2014.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary.  Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.
2 Refer to discussion on non-IFRS measure (i) of page 42 of this MD&A

SILVER WHEATON 2015 ANNUAL REPORT [13]

•
Operating cash flows for the three months and year ended December 31, 2015 of $133.4 million ($0.33 per share¹) and $431.4 million ($1.09 per share¹), respectively, compared with $94.1 million ($0.26 per share¹) and $431.9 million ($1.20 per share¹) for the comparable periods in 2014, representing an increase of 42% during the quarter while the annual cashflow was virtually unchanged as compared to the prior year.1

•
On March 16, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2016 and is expected to be distributed on or about April 14, 2016.  The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

•	Average cash costs² for the three months and year ended December 31, 2015 of $4.50 and $4.58 per silver equivalent ounce, respectively.2

•
Cash operating margin³ for the three months and year ended December 31, 2015 of $10.23 and $11.02 per silver equivalent ounce, respectively, representing a decrease of 14% and 23% relative to the comparable periods in 2014.

Corporate Development

•
On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale S.A ("Vale") to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013.

•
On April 22, 2015, the Company amended its early deposit precious metal purchase agreement with Sandspring Resources Ltd. ("Sandspring") to include the acquisition of an amount equal to 50% of the silver production from its Toroparu project located in the Republic of Guyana, South America.

•
On November 3, 2015, the Company announced that it had agreed to acquire from a subsidiary of Glencore plc ("Glencore") an amount of silver equal to 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the agreement.

•
On January 27, 2016, the Company announced that it had signed a nonbinding term sheet with Panoro Minerals Ltd. ("Panoro") to enter into an Early Deposit Precious Metal Purchase Agreement  for the Cotabambas project located in Peru.

Canada Revenue Agency Dispute and Audit of International Transactions

•
On July 6, 2015, the Company announced that it had received a proposal letter (the "Proposal") from the Canada Revenue Agency ("CRA")  in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the "Act"). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the "Reassessments") from the CRA for the 2005-2010 taxation years.  The Reassessments are consistent with the Proposal and seek to increase the Company's income subject to tax in Canada for the 2005-2010 taxation years by approximately Cdn$715.3 million which would result in federal and provincial taxes of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million (calculated to September 24, 2015) for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is Cdn$353.4 million.  Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result, no amounts have been recorded for any potential liability arising from this matter.  Silver Wheaton intends to vigorously defend its tax filing positions.

1 Refer to discussion on non-IFRS measure (ii) of page 43 of this MD&A
2 Refer to discussion on non-IFRS measure (iii) of page 44 of this MD&A
3 Refer to discussion on non-IFRS measure (iv) of page 45 of this MD&A

SILVER WHEATON 2015 ANNUAL REPORT [14]

•
On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005-2010 taxation years. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee as opposed to a cash deposit.  The letter of guarantee is to be in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.

•
On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA's internal appeals process. On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years.  This correspondence is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011-2013 taxation years. Taxation years subsequent to 2013 also remain open to audit by the CRA.

Other

•
On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick Gold Corporation's ("Barrick") Pascua-Lama project ("Pascua-Lama").  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick's Lagunas Norte, Pierina and Veladero mines until March 31, 2018 - an extension of 1 ¼ years, and extending the completion test deadline an additional 2 ½ years to June 30, 2020.  As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton.  In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

•
On February 27, 2015, the Company announced that it had amended its $1 billion revolving credit facility (the "Revolving Facility") by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years.  The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the non-revolving term loan.

•
On March 2, 2015, the Company announced that, in connection with the amended Salobo precious metal purchase agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the "Offering"), for aggregate gross proceeds to Silver Wheaton of approximately $800 million.

•
On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters' fees and expenses).

•
On September 18, 2015, the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid ("NCIB") will expire no later than September 22, 2016.  To date, the Company has repurchased 2,887,854 common shares under the NCIB at an average price of $13.58 per share, including 2,123,065 purchased subsequent to December 31, 2015.  On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.

•	On March 15, 2016, the Company was notified that its lenders had agreed to extend the term of the Revolving Facility by an additional year, with the facility now maturing on February 27, 2021.

SILVER WHEATON 2015 ANNUAL REPORT [15]

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold.  The Company is listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") and trades under the symbol SLW.

Currently, the Company has entered into 19 long-term purchase agreements and two1 early deposit long-term purchase agreements associated with silver and/or gold ("precious metal purchase agreements"), relating to 30 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the year ended December 31, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.17 and $393, respectively.  The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook2

Silver Wheaton is the largest pure precious metals streaming company in the world.  For 2016, Silver Wheaton's estimated attributable silver equivalent production is forecast to be 54 million silver equivalent ounces, including 265,000 ounces of gold. This represents an increase of over 13% from 2015.  Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces, including 260,000 ounces of gold, as growth from Salobo, Peñasquito and Constancia is expected to be offset by the cessation of production from assets with fixed terms.

The $103 million of cash and cash equivalents as at December 31, 2015 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

1 The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all. Please see page 26 of the MD&A for more information.
2 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary.  Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [16]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration [1]	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% [2]	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	variable [3]	0%	Life of Mine [3]	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
Salobo	Vale	Brazil	$ 2,230,000 [4]	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 [5]
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years [6]	8-Sep-09
Veladero	Barrick	Argentina		100% [7]	0%	8.5 years	8-Sep-09
Antamina	Glencore	Peru	$ 900,000	33.75% [8]	0%	Life of Mine	3-Nov-15
Other			$ 1,482,683
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold [9]	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% [10]	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% [11]	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 [12]	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 [13]	12.5%	0%	Life of Mine	n/a [14]
777	Hudbay	Canada	$ 455,100	100%	100%/50% [15]	Life of Mine	8-Aug-12
Constancia	Hudbay	Peru	$ 429,900	100%	50% [16]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 153,500 [17]	50% [17]	10% [17]	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$ 140,000 [18]	100% [19]	25% [19]	Life of Mine	n/a [20]

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
3)	On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	Does not include the contingent payment related to the Salobo mine expansion. Vale has completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.
5)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million common shares of Silver Wheaton at a strike price of $65, with a term of 10 years.
6)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
8)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company's attributable silver production to be purchased will be reduced to 22.5%.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
13)	Comprised of $10.9 million allocated to the silver interest upon the Company's acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.
14)	Definitive terms of the agreement to be finalized.
15)	Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay's 777 mine until Hudbay's Constancia mine satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton's share of gold production from 777 will be reduced to 50% for the life of the mine.
16)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
17)
Comprised of $15.5 million paid to date and $138.0 million to be payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [17]

18)
The upfront consideration is currently reflected as a contingent obligation.  Once certain conditions have been met, Silver Wheaton will advance $14 million to Panoro, spread over up to nine years. Following the delivery of certain feasibility documentation, Silver Wheaton may elect to terminate the Cotabambas Early Deposit Agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for Silver Wheaton.

19)
Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.

20)
The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire an amount equal to 100% of the silver produced by Goldcorp's Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. ("Primero").  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp.  Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As per Primero's Q4 2015 MD&A, in connection with the project to expand the San Dimas mine production from 2,500 tonnes per day ("tpd") to 3,000 tpd in 2016, Primero successfully connected the tunnel between the Sinaloa-Graben and Central mining blocks, enabling one-way traffic flow within the San Dimas mine and reducing average haulage distances by approximately 3 kilometres. This provides a critical de-bottlenecking in the flow of machinery through the San Dimas mine.  At the San Dimas mill, Primero reports that they have received delivery of the new secondary crusher and the deaerator tower and has completed the foundations of the new tailings filter installations. Primero states that the new deaerator tower will start-up by the end of February 2016 and the completion of the modifications to the secondary crushing plant is expected by the end of May 2016. They further state that fabrication of the tailings filter and thickener has been affected by the severe flooding in southern India which has shifted the delivery of this equipment to early Q2 2016 with start-up expected in Q3 2016.

On February 3, 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. ("PEM") had received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria ("SAT"), seeking to nullify the Advance Pricing Agreement ("APA") issued by SAT in 2012. The APA confirmed Primero's basis for paying taxes on realized silver prices for the years 2010 to 2014 and represented SAT's agreement to accept that basis for those years. The legal claim initiated does not identify any different basis for paying taxes.  Primero has indicated in its Q4 2015 MD&A that if the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Primero silver purchase agreement for 2010 through 2014. Primero has also indicated that while PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favour of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold in connection with the Primero silver purchase agreement would likely have a material adverse effect on Primero's results of operations, financial condition and cash flows. Primero has stated that it intends to vigorously defend the validity of the APA and intends to explore opportunities to minimize the potential impact on Primero in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that Primero will find or be able to implement a reasonable solution. Primero also notes in its Q4 2015 MD&A that for the 2015 tax year, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed. Primero indicates that its legal and financial advisors continue to believe that Primero has filed its tax returns compliant with applicable Mexican law and that Primero has until the end of 2016 to file an application for a renewed APA in respect of 2015 and the four subsequent tax years. Given the legal challenge by the SAT against the APA for the 2010-2014 tax years, Primero has indicated that it currently believes it is unlikely the SAT will agree to an Advance Pricing Agreement for the 2015-2019 tax years on terms similar to the challenged APA. Primero stated that to the extent the SAT determines that the appropriate price of silver sales under the Primero silver purchase agreement is significantly different from the price actually paid by Silver Wheaton under the Primero silver purchase agreement and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on Primero's business, financial condition and results of operations.

SILVER WHEATON 2015 ANNUAL REPORT [18]

As at December 31, 2015, approximately 0.4 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended December 31, 2015.1
As at December 31, 2015, the Company has received approximately 70.3 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $971 million.  As at December 31, 2014, the San Dimas mine had proven and probable silver reserves of 50.5 million ounces, measured and indicated silver resources of 6.4 million ounces and inferred silver resources of 61.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).
Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore to acquire an amount equal to 100% of the silver produced from the Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.

On November 30, 2015, Silver Wheaton amended its silver purchase agreement with Glencore.  The term of the agreement, which was set to expire in 2026, was extended to the life of mine.  Additionally, effective January 1, 2016, Glencore will deliver to Silver Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.  The price paid for each ounce of silver delivered under the agreement has been increased by $4.50 per ounce plus, if the market price of silver exceeds $20 per ounce, 50% of the excess, to a maximum of $10 per ounce.

During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

As at December 31, 2015, approximately 0.4 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.5 million payable silver ounces during the three month period ended December 31, 2015.1

As at December 31, 2015, the Company has received approximately 25.2 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $373 million.  As at December 31, 2015, the Company's share of the Yauliyacu proven and probable silver reserves was 17.1 million ounces, measured and indicated silver resources was 51.3 million ounces and inferred silver resources was 76.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp's Peñasquito mining operations (the "Peñasquito mine") in Mexico for the life of mine.

As disclosed in Goldcorp's fourth quarter of 2015 MD&A, construction of the Northern Well Field project ("NWF") resumed during the fourth quarter of 2015 following prior suspension of construction due to an illegal blockade by a local community. Completion of the NWF is now expected to be in late 2016. Contingency plans remain in place to ensure that fresh water supply to the mine continues unimpeded until the NWF is fully operational.

During the fourth quarter of 2015, Goldcorp completed the Metallurgical Enhancement Project ("MEP") Feasibility Study and determined that the Concentrate Enrichment Process component of the MEP no longer met Goldcorp's required rates of return due to improved fundamentals in the concentrate smelting market. The other component of the MEP, the Pyrite Leach Plant ("PLP") envisages leaching a pyrite concentrate from the zinc flotation circuit tails to recover gold and silver that would otherwise report to the tailings facility at the Peñasquito mine. Goldcorp states that an investment decision on PLP is expected by mid-2016, which, if approved, is expected to be in production by the end of 2018.

As at December 31, 2015, approximately 0.2 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.5 million payable silver ounces during the three month period ended December 31, 2015.1

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 ANNUAL REPORT [19]

As at December 31, 2015, the Company has received approximately 33.5 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $647 million.  As at December 31, 2015, the Company's 25% share of the Peñasquito proven and probable silver reserves was 145.5 million ounces, measured and indicated silver resources was 60.4 million ounces and inferred silver resources was 3.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero1 mine which is located in Argentina (collectively referred to as the "Barrick mines") until the end of 2013.

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction activities at its Pascua-Lama project, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance.

As a result of Barrick's decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the precious metal purchase agreement between Silver Wheaton and Barrick, Silver Wheaton is now entitled to 100% of the silver production from Barrick's Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. In addition, Silver Wheaton has agreed to extend the completion test deadline an additional 4 ½ years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013, Barrick initiated the closure of its Pierina mine.

As at December 31, 2015, approximately 0.1 million ounces of cumulative payable silver ounces have been produced at the Barrick mines but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended December 31, 2015.2

As at December 31, 2015, the Company has received approximately 15.1 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $312 million.  As at December 31, 2013, the Company's 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, as at December 31, 2015, the Company's estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 33.0 million ounces.

Update on Matters Relating to Pascua-Lama Project Development

i.	Pascua-Lama SMA Regulatory Sanctions

As per Barrick's 2015 annual financial statements, in May 2013, Compañía Minera Nevada ("CMN"), Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, received a resolution (the "Resolution") from Chile's environmental regulator (the Superintendencia del Medio Ambiente, or "SMA") that requires Barrick to complete the water management system for the Pascua-Lama project in accordance with the Pascua-Lama project's environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Pascua-Lama project's Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Pascua-Lama project's water management system.  CMN paid the administrative fine in May 2013.

Barrick states further that in June 2013, CMN began engineering studies to review the Pascua-Lama project's water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the final water management system for the Pascua-Lama project may be required above the volume approved in the Pascua-Lama project's Chilean environmental approval. Barrick states that the studies were suspended in the second half of 2015 as a result of CMN's decision to file a temporary and partial closure plan for the Pascua-Lama project (for more information about this plan, see "Pascua-Lama – Constitutional Protection Action" below) and the fact that CMN is currently modifying certain aspects of the existing water management system. An increase in the capacity of the final water management system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
2 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 ANNUAL REPORT [20]

Barrick also disclosed that in June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the "Environmental Court"), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Pascua-Lama project's environmental permit. Barrick disclosed that the SMA presented its defense of the Resolution in July 2013 and, on August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the "Environmental Court Decision"). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. Barrick states that a new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Pascua-Lama project's environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the Pascua-Lama project until the water management system is completed in accordance with the Pascua-Lama project's environmental permit. Barrick also disclosed that on December 30, 2014, the Chilean Supreme Court declined to consider CMN's appeal of the Environmental Court Decision on procedural grounds and, as a result of the Supreme Court's ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

Barrick states that on May 14, 2015, CMN filed a petition to limit the scope of the new administrative proceeding to the original allegations considered by the environmental regulator at the time it issued the Resolution and to assert additional defences and that CMN presented supporting documents and witness testimony in January 2016 in response to an order from the SMA and that the SMA also conducted a site visit in January 2016. A final resolution from the SMA in this matter is pending.

Finally, Barrick states that on April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Pascua-Lama project's environmental approval, including with respect to the Pascua-Lama project's environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. Barrick states that the SMA rejected CMN's proposed compliance program on June 24, 2015, and denied CMN's administrative appeal of that decision on July 31, 2015. CMN appealed the SMA's decision to the Environmental Court, which held a hearing on November 26, 2015. Barrick stated that decisions are pending from the Environmental Court with respect to CMN's appeal and from the SMA with respect to CMN's defense to the remainder of the alleged deviations. Barrick also notes that the new administrative proceeding against CMN is separate from the original administrative proceeding described above, and could result in additional sanctions including new administrative fines and/or the revocation of the Pascua-Lama project's environmental permit.

ii.	Pascua-Lama Constitutional Protection Action

As per Barrick's 2015 annual financial statements, CMN filed a temporary and partial closure plan for the Pascua-Lama project (the "Temporary Closure Plan") with the Chilean mining authority (Sernageomin) on August 31, 2015. Barrick states that Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Pascua-Lama project's water management system, which remains subject to the requirements of the Pascua-Lama project's original environmental approval and other regulations. On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Pascua-Lama project has been completed in accordance with the Pascua-Lama project's environmental permit. Barrick indicates that the action has been admitted for review by the court, and Barrick expects the court to schedule a hearing in this matter prior to issuing a decision.

SILVER WHEATON 2015 ANNUAL REPORT [21]

iii.	Pascua-Lama Chilean Environmental Court Ruling

As per Barrick's 2015 annual financial statements, on March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Pascua-Lama project area. Barrick states that as the plaintiffs did not appeal, this matter is now closed.

iv.	Argentine Glacier Legislation

Barrick's 2015 annual financial statements disclosed that on September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. Barrick notes that the federal law bans new mining exploration and exploitation activities on glaciers and in the "peri glacial" environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and the peri glacial environment, the relevant authority is empowered to take action, which, according to the legislation, could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. Barrick notes that in late January 2013, the Province of San Juan announced that it had completed the required environmental audit, which concluded that the Veladero mine and the Pascua-Lama project do not impact glaciers or peri glaciers. Barrick states that the constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. Barrick disclosed that on October 27, 2014, Barrick submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds and that a decision on the motion is pending. Barrick indicates that if the federal government's arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted, then the National Supreme Court of Argentina will proceed to hear evidence on the merits.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil for which the Company paid a total upfront cash consideration of $1.33 billion to Vale in March 2013.

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. With this amendment, the Company increased the gold stream from 25% to 50% of the life of mine gold production from the Salobo mine.

Under the amended agreement, on March 24, 2015 the Company paid Vale cash consideration of $900 million for the increased gold stream. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered.

As reported by Vale, the Salobo mine is in the process of ramping up mill throughput from 12 million tonnes per annum ("Mtpa") to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at December 31, 2015, approximately 1.2 million ounces of cumulative payable silver equivalent ounces (approximately 15,700 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing a decrease of 0.6 million payable silver equivalent ounces during the three month period ended December 31, 2015. 1

As of December 31, 2015, the Company has received approximately 169,300 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $134 million.  As at December 31, 2015, the Company's 50% share of the Salobo proven and probable gold reserves was 6.5 million ounces, measured and indicated gold resources was 1.4 million ounces and inferred gold resources was 0.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 ANNUAL REPORT [22]

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the "Sudbury mines") for a period of 20 years.

As at December 31, 2015, approximately 1.1 million ounces of cumulative payable silver equivalent ounces (approximately 14,300 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing an increase of 0.4 million payable silver equivalent ounces during the three month period ended December 31, 2015.1

As of December 31, 2015, the Company has received approximately 81,300 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $68 million.  As at December 31, 2015, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 660,000 ounces, measured and indicated gold resources was 120,000 ounces and inferred gold resources was 200,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. The Company paid total upfront cash consideration of $900 million for the silver stream in December 2015 by using cash on hand together with amounts drawn from the Revolving Facility. In addition, the Company will make ongoing payments of 20% of spot price per silver ounce delivered. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015, is subject to this stream.

As at December 31, 2015, approximately 1.1 million ounces of cumulative payable silver ounces have been produced at Antamina but not yet delivered to the Company. 1

As at December 31, 2015, the Company has received approximately 1.3 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $15 million.  As at December 31, 2014, the Company's share of the Antamina proven and probable silver reserves was 68.9 million ounces, measured and indicated silver resources was 59.1 million ounces and inferred silver resources was 125.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp's sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation ("Lundin") to acquire 100% of the silver produced by Lundin's Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited (which was acquired by Eldorado Gold Corporation ("Eldorado Gold") on February 24, 2012), to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece (see additional discussion below);

iv.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. ("Alexco") to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 ANNUAL REPORT [23]

v.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the "Silverstone Acquisition").  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. ("Capstone") to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone's Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vi.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone's Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

vii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

viii.
As part of the Silverstone Acquisition, the Company acquired an agreement with I'M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007.  As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to limit its rights to only silver contained in concentrates containing less than 15% copper;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. ("Pan American") on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

x.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project ("Rosemont") in the United States.  The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;  and

xi.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its 777 mine, located in Canada.  Silver Wheaton's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine (see Other silver and gold interest xii, below), after which it will be reduced to 50% for the remainder of the mine life.

xii.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine ("Constancia") in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%[1] of the life of mine gold production from Constancia.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay's 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District.  The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, or at Alexco's option, up to December 31, 2016.

1 Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2015 ANNUAL REPORT [24]

Stratoni

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.

On January 11, 2016, Eldorado indicated that it is evaluating the merits of implementing an estimated $25 million development and drilling campaign over the next three years at the Stratoni mine in light of the current investment climate in Greece.

General

As at December 31, 2015, approximately 2.4 million ounces of cumulative payable silver equivalent ounces (including approximately 10,000 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing an increase of 0.4 million payable silver equivalent ounces during the three month period ended December 31, 2015.1

As at December 31, 2015, the Company has received approximately 47.4 million ounces of silver and 316,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $1,104 million.

As at December 31, 20152, unless otherwise noted, these Other silver and gold interests had proven and probable reserves of 282.3 million ounces of silver and 1,050,000 ounces of gold, measured and indicated resources of 455.3 million ounces of silver and 690,000 ounces of gold and inferred resources of 145.1 million ounces of silver and 280,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interests

Toroparu

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the "Toroparu Early Deposit Agreement") to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project ("Toroparu") located in the Republic of Guyana, South America.  Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million payable on an installment basis to partially fund construction of the mine.  In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.

On April 22, 2015, the Company amended the Toroparu Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu.  Silver Wheaton will make a total upfront cash payment of $5 million in connection with this amendment, of which $2 million has been paid to date and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of silver delivered.  As a result of the addition of the silver stream to the Toroparu Early Deposit Agreement, Silver Wheaton will now pay Sandspring a total upfront cash consideration of $153.5 million.

1 Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 65 of this MD&A.

SILVER WHEATON 2015 ANNUAL REPORT [25]

Under the amended Toroparu Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the "Toroparu Feasibility Documentation") was extended to December 31, 2016. There will be a 60 day period following the delivery of the Toroparu Feasibility Documentation, or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Toroparu Early Deposit Agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

Cotabambas

On January 27, 2016, the Company announced that it had signed a nonbinding term sheet with Panoro Minerals Ltd. ("Panoro") to enter into an early deposit precious metal purchase agreement (the "Cotabambas Early Deposit Agreement") for the Cotabambas project located in Peru.

Under the terms of the proposed Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream would decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the proposed Cotabambas Early Deposit Agreement, the Company will pay a total cash consideration of $140 million plus an ongoing production payment of the lesser of: i) $5.90 for each silver ounce and $450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied); and ii) the prevailing market price. Once certain conditions have been met, the Company will advance $14 million to Panoro, spread over up to nine years. Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.  The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

General

As at December 31, 20151, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 410,000 ounces of gold, measured and indicated resources of 13.5 million ounces of silver and 450,000 ounces of gold and inferred resources of 45.5 million ounces of silver and 1,150,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

1 Mineral reserves and mineral resources are reported as of December 31, 2015, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 65 of this MD&A.

SILVER WHEATON 2015 ANNUAL REPORT [26]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at December 31, 2015:

	Dec 31, 2015	Three Months Ended Dec 31, 2015	Year Ended Dec 31, 2015	Year Ended Dec 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Loss on Disposal
Bear Creek	$ 5,558	$ (1,572)	$ (10,678)	$ -
Revett	-	-	(1,401)	(11,870)
Other	14,218	3,793	(1,006)	(2,781)
Total common shares held	$ 19,776	$ 2,221	$ (13,085)	$ (14,651)

	Dec 31, 2014	Three Months Ended Dec 31, 2014	Year Ended Dec 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$ 16,236	$ (5,658)	$ (1,972)
Revett	3,873	(2,022)	47
Other	12,763	(3,469)	(6,004)
Total common shares held	$ 32,872	$ (11,149)	$ (7,929)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income ("OCI").  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Bear Creek

At December 31, 2015, Silver Wheaton owned approximately 13.3 million (December 31, 2014 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek"), representing approximately 14% (December 31, 2014 - 14%) of the outstanding shares of Bear Creek.  At December 31, 2015, the fair value of the Company's investment in Bear Creek was $5.6 million (December 31, 2014 - $16.2 million).

Revett

During 2015, Revett Mining Company, Inc. (formerly Revett Minerals Inc.) was acquired by Hecla Mining Company (NYSE: HL) ("Hecla") and all former shareholders of Revett Mining Company, Inc. were issued shares of Hecla. The Company disposed of its investment of 5.3 million common shares of Revett in the transaction, resulting in a realized loss of $11.9 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett, and these shares have been reflected as a component of Other long-term investments in this MD&A.

SILVER WHEATON 2015 ANNUAL REPORT [27]

Other

At December 31, 2015, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton's investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton's overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

At December 31, 2015, the fair value of the Other long-term investments was $14.2 million (December 31, 2014 - $12.8 million).

SILVER WHEATON 2015 ANNUAL REPORT [28]

Summarized Financial Results

	2015	2014	2013
Silver equivalent production [1]
Attributable silver ounces produced (000's)	30,717	25,674	26,754
Attributable gold ounces produced	228,764	144,395	151,204
Attributable silver equivalent ounces produced (000's) [1]	47,697	35,400	35,832
Silver equivalent sales [1]
Silver ounces sold (000's)	26,566	23,484	22,823
Gold ounces sold	202,349	139,522	117,319
Silver equivalent ounces sold (000's) [1]	41,574	32,891	29,963
Average realized price ($'s per ounce)
Average realized silver price	$15.64	$18.92	$23.86
Average realized gold price	$1,152	$1,261	$1,380
Average realized silver equivalent price [1]	$15.60	$18.86	$23.58
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$4.17	$4.14	$4.12
Average gold cash cost	$393	$386	$386
Average silver equivalent cash cost [1]	$4.58	$4.59	$4.65
Total revenue ($000's)	$648,687	$620,176	$706,472
Net (loss) earnings ($000's)	$(162,042)	$199,826	$375,495
Add back - impairment loss, net of tax	372,399	68,151	-
Adjusted net earnings [3] ($000's)	$210,357	$267,977	$375,495
(Loss) earnings per share
Basic	$(0.41)	$0.56	$1.06
Diluted	$(0.41)	$0.56	$1.05
Adjusted earnings per share [3]
Basic	$0.53	$0.75	$1.06
Diluted	$0.53	$0.74	$1.05
Cash flow from operations ($000's)	$431,359	$431,873	$534,133
Dividends
Dividends paid ($000's)	$80,809⁴	$93,400⁴	$160,013
Dividends paid per share	$0.20	$0.26	$0.45
Total assets ($000's)	$5,632,211	$4,647,763	$4,389,844
Total non-current financial liabilities ($000's)	$1,468,732	$1,001,914	$999,973
Total other liabilities ($000's)	$12,744	$17,113	$23,325
Shareholders' equity ($000's)	$4,150,735	$3,628,736	$3,366,546
Shares outstanding	404,039,065	364,777,928	357,396,778

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 42 of this MD&A.
4)
During the year ended December 31, 2015, the Company declared and paid dividends to its shareholders in the amount of $0.20 per common share for total dividends of $80.8 million, with the payment being comprised of $68.6 million in cash and $12.2 million in common shares issued, with the Company issuing 847,064 common shares under the Company's dividend reinvestment plan.  For the comparable period in 2014, the Company declared and paid dividends to its shareholders in the amount of $0.26 per common share for total dividends of $93.4 million, with the payment being comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares under the Company's dividend reinvestment plan.  .

SILVER WHEATON 2015 ANNUAL REPORT [29]

Summary of Ounces Produced and Sold

	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced [2]
San Dimas [3]	2,317	1,418	1,786	1,928	1,744	1,290	1,118	1,608
Yauliyacu	749	696	696	576	687	875	658	718
Peñasquito	1,766	2,092	1,932	1,447	1,582	1,630	2,054	2,052
Antamina	2,403	-	-	-	-	-	-	-
Barrick [4]	627	506	610	640	690	397	299	301
Other [5]	2,422	2,178	2,177	1,751	1,701	1,903	2,182	2,185
Total silver ounces produced	10,284	6,890	7,201	6,342	6,404	6,095	6,311	6,864
Gold ounces produced [2]
Sudbury [6]	12,203	7,300	8,195	8,666	9,924	12,196	7,473	6,426
Salobo	37,680	32,954	27,805	27,185	12,253	10,415	8,486	8,903
Other [7]	19,293	15,592	14,082	17,809	13,925	19,064	16,796	18,534
Total gold ounces produced	69,176	55,846	50,082	53,660	36,102	41,675	32,755	33,863
Silver equivalent ounces of gold produced [8]	5,179	4,203	3,672	3,926	2,675	2,786	2,144	2,121
Silver equivalent ounces produced [8]	15,463	11,093	10,873	10,268	9,079	8,881	8,455	8,985
Silver equivalent ounces produced - as originally reported [2,8]	n.a.	10,993	10,904	10,371	8,964	8,447	8,365	8,977
Increase (Decrease) [2]	n.a.	100	(31)	(103)	115	434	90	8
Silver ounces sold
San Dimas [3]	2,097	2,014	1,265	1,901	1,555	1,295	1,194	1,529
Yauliyacu	987	428	809	320	761	1,373	111	1,097
Peñasquito	2,086	2,053	1,420	1,573	1,640	1,662	1,958	1,840
Antamina	1,340	-	-	-	-	-	-	-
Barrick [4]	569	514	633	648	671	377	291	361
Other [5]	1,672	1,566	1,448	1,223	1,106	1,592	1,673	1,398
Total silver ounces sold	8,751	6,575	5,575	5,665	5,733	6,299	5,227	6,225
Gold ounces sold
Sudbury [6]	6,256	6,674	12,518	8,033	11,251	5,566	6,718	6,878
Salobo	44,491	21,957	32,156	9,794	14,270	7,180	11,902	10,560
Other [7]	14,152	19,446	16,300	10,572	12,383	23,972	16,158	12,684
Total gold ounces sold	64,899	48,077	60,974	28,399	37,904	36,718	34,778	30,122
Silver equivalent ounces of gold sold [8]	4,863	3,619	4,468	2,058	2,808	2,441	2,267	1,891
Silver equivalent ounces sold[8]	13,614	10,194	10,043	7,723	8,541	8,740	7,494	8,116
Gold / silver ratio [8]	74.9	75.3	73.3	72.5	74.1	66.5	65.2	62.8
Cumulative payable silver equivalent ounces produced but not yet delivered [9]	6,891	6,380	6,398	6,445	4,952	5,147	5,996	6,042

1)	All figures in thousands except gold ounces produced and sold.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp's four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Campo Morado and Mineral Park silver interests.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto, 777 and Constancia gold interests.
8)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2015 ANNUAL REPORT [30]

Quarterly Financial Review

	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	8,751	6,575	5,575	5,665	5,733	6,299	5,227	6,225
Average realized silver price¹	$14.75	$15.05	$16.42	$16.95	$16.46	$18.98	$19.81	$20.36
Silver sales (000's)	$129,087	$98,926	$91,552	$96,012	$94,395	$119,535	$103,540	$126,744
Total gold ounces sold	64,899	48,077	60,974	28,399	37,904	36,718	34,778	30,122
Average realized gold price¹	$1,100	$1,130	$1,195	$1,214	$1,213	$1,261	$1,295	$1,283
Gold sales (000's)	$71,409	$54,325	$72,883	$34,492	$45,980	$46,317	$45,030	$38,635
Total silver equivalent ounces sold (000's) [2]	13,614	10,194	10,043	7,723	8,541	8,740	7,494	8,116
Average realized silver equivalent price [1,2]	$14.73	$15.03	$16.38	$16.90	$16.43	$18.98	$19.83	$20.38
Total sales (000's)	$200,496	$153,251	$164,435	$130,504	$140,375	$165,852	$148,570	$165,379
Average cash cost, silver [1,3]	$4.06	$4.26	$4.26	$4.14	$4.13	$4.16	$4.15	$4.12
Average cash cost, gold [1,3]	$396	$389	$395	$388	$391	$378	$393	$381
Average cash cost, silver equivalent [1,2,3]	$4.50	$4.58	$4.76	$4.46	$4.51	$4.59	$4.72	$4.57
Net (loss) earnings (000's)	$(169,263)	$(95,925)	$53,726	$49,419	$52,030	$4,496	$63,492	$79,809
Add back - impairment loss (net of tax)	226,673	145,726	-	-	-	68,151	-	-
Adjusted net earnings [4] (000's)	$57,410	$49,801	$53,726	$49,419	$52,030	$72,647	$63,492	$79,809
(Loss) earnings per share
Basic	$(0.42)	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18	$0.22
Diluted	$(0.42)	$(0.24)	$0.13	$0.13	$0.14	$0.01	$0.18	$0.22
Adjusted earnings per share [4]
Basic	$0.14	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18	$0.22
Diluted	$0.14	$0.12	$0.13	$0.13	$0.14	$0.20	$0.18	$0.22
Cash flow from operations (000's)	$133,389	$99,547	$109,292	$89,131	$94,120	$120,379	$102,543	$114,832
Cash flow from operations per share [5]
Basic	$0.33	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29	$0.32
Diluted	$0.33	$0.25	$0.27	$0.24	$0.26	$0.34	$0.29	$0.32
Dividends
Dividends declared (000's)	$20,192	$20,214	$20,205	$20,198 [6]	$21,861	$21,484	$25,035	$25,020 [7]
Dividends declared per share	$0.05	$0.05	$0.05	$0.05	$0.06	$0.06	$0.07	$0.07
Total assets (000's)	$5,632,211	$5,009,177	$5,203,371	$5,268,074	$4,647,763	$4,618,131	$4,521,595	$4,476,865
Total liabilities (000's)	$1,481,476	$666,356	$735,672	$840,578	$1,019,027	$1,017,815	$1,021,391	$1,045,190
Total shareholders' equity (000's)	$4,150,735	$4,342,821	$4,467,699	$4,427,496	$3,628,736	$3,600,316	$3,500,204	$3,431,675

1)	Expressed as United States dollars per ounce.
2)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
3)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 42 of this MD&A
5)	Refer to discussion on non-IFRS measure (ii) on page 43 of this MD&A.
6)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20.2 million, which was paid on April 14, 2015.
7)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2015 ANNUAL REPORT [31]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended December 31, 2015
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Impairment Charges [4]	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	2,317	2,097	$29,954	$14.28	$4.24	$0.88	$19,218	$-	$-	$19,218	$21,061	$146,555
Yauliyacu	749	987	15,189	15.39	4.20	6.43	4,693	-	-	4,693	11,044	165,282
Peñasquito	1,766	2,086	32,125	15.40	4.07	2.85	17,700	-	-	17,700	23,636	430,847
Antamina	2,403	1,340	18,858	14.07	2.80	9.93	1,802	-	-	1,802	15,110	886,981
Barrick [5]	627	569	8,231	14.47	3.90	3.24	4,171	(109,723)	-	(105,552)	5,595	498,090
Other [6]	2,422	1,672	24,730	14.79	4.82	4.32	9,449	(20,569)	-	(11,120)	17,208	458,911
	10,284	8,751	$129,087	$14.75	$4.06	$4.17	$57,033	$(130,292)	$-	$(73,259)	$93,654	$2,586,666
Gold
Sudbury [7]	12,203	6,256	$6,965	$1,113	$400	$841	$(801)	$(49,439)	$-	$(50,240)	$4,463	$506,250
Salobo	37,680	44,491	49,051	1,103	400	420	12,579	-	-	12,579	31,255	2,156,757
Other [8]	19,293	14,152	15,393	1,088	381	531	2,476	(51,170)	-	(48,694)	10,090	219,739
	69,176	64,899	$71,409	$1,100	$396	$485	$14,254	$(100,609)	$-	$(86,355)	$45,808	$2,882,746
Silver equivalent [9]	15,463	13,614	$200,496	$14.73	$4.50	$4.99	$71,287	$(230,901)	$-	$(159,614)	$139,462	$5,469,412
Corporate
General and administrative									$(9,011)	$(9,011)
Other									(638)	(638)
Total corporate									$(9,649)	$(9,649)	$(6,073)	$162,799
	15,463	13,614	$200,496	$14.73	$4.50	$4.99	$71,287	$(230,901)	$(9,649)	$(169,263)	$133,389	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
4)	Please see Impairment of Silver and Gold Interests section in this MD&A for further information.
5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)	Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.
7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
9)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold. The gold / silver ratio during the three months ended December 31, 2015 was 74.9.

SILVER WHEATON 2015 ANNUAL REPORT [32]

Three Months Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,744	1,555	$25,571	$16.44	$4.20	$0.81	$17,773	$-	$17,773	$19,040	$152,951
Yauliyacu	687	761	11,896	15.63	4.16	5.92	4,221	-	4,221	8,730	187,478
Peñasquito	1,582	1,640	27,493	16.76	4.05	2.98	15,966	-	15,966	20,851	451,145
Barrick [4]	690	671	11,216	16.72	3.90	3.26	6,411	-	6,411	8,600	605,328
Other [5]	1,701	1,106	18,219	16.47	4.29	3.95	9,101	-	9,101	12,929	559,747
	6,404	5,733	$94,395	$16.46	$4.13	$3.00	$53,472	$-	$53,472	$70,150	$1,956,649
Gold
Sudbury [6]	9,924	11,251	$14,231	$1,265	$400	$841	$263	$-	$263	$10,168	$583,862
Salobo	12,253	14,270	16,924	1,186	400	462	4,625	-	4,625	11,216	1,302,202
Other [7]	13,925	12,383	14,825	1,197	373	616	2,573	-	2,573	10,316	405,552
	36,102	37,904	$45,980	$1,213	$391	$625	$7,461	$-	$7,461	$31,700	$2,291,616
Silver equivalent [8]	9,079	8,541	$140,375	$16.43	$4.51	$4.79	$60,933	$-	$60,933	$101,850	$4,248,265
Corporate
General and administrative								$(8,992)	$(8,992)
Other								89	89
Total corporate								$(8,903)	$(8,903)	$(7,730)	$399,498
	9,079	8,541	$140,375	$16.43	$4.51	$4.79	$60,933	$(8,903)	$52,030	$94,120	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)	Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, Constancia, 777 and Aljustrel silver interests, the non-operating Rosemont, Keno Hill and Loma de La Plata silver interests; and the previously owned Campo Morado and Mineral Park silver interests.
6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto, Constancia and 777 gold interests in addition to the non-operating Rosemont gold interest.
8)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold. The gold / silver ratio during the three months ended December 31, 2014 was 74.1.
9)	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

For the three months ended December 31, 2015, attributable silver equivalent production was 15.5 million ounces (10.3 million ounces of silver and 69,200 ounces of gold), relative to 9.1 million ounces (6.4 million ounces of silver and 36,100 ounces of gold) for the comparable period in 2014, with the 6.4 million ounce increase being primarily attributable to the following factors:

•	2.4 million ounce increase related to the recently acquired silver stream at the Antamina mine;

•
1.9 million silver equivalent ounce (210%) increase related to gold production at the Salobo mine (25,400 gold ounces), with the increase in gold production being primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line, the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, and the acquisition of an additional 25% gold interest in the Salobo mine as explained in the Silver and Gold interests section of this MD&A;

•	722,000 ounce (42%) increase related to silver production at the Other mines, due primarily to the ramping up of production at the Constancia mine;

•	573,000 ounce (33%) increase related to the San Dimas mine, due primarily to the mining of higher grade material; and

•	391,000 silver equivalent ounce (38%) increase related to gold production at the Other mines (5,400 gold ounces), due primarily to ramping up of production at the Constancia mine.

SILVER WHEATON 2015 ANNUAL REPORT [33]

For the three months ended December 31, 2015, the net loss and cash flow from operations were $169.3 million and $133.4 million, respectively, relative to net earnings and cash flow from operations of $52.0 million and $94.1 million for the comparable period in 2014, with the $221.3 million decrease in net earnings being primarily attributable to the following factors:

•	$36.0 million increase related to a 68% increase in payable silver ounces produced; and

•	$6.2 million increase related to a 92% increase in payable gold ounces produced; and

•	$0.5 million increase related to the composition of mines from which silver is produced; and

•	$3.4 million increase related to the composition of mines from which gold is produced; and

•	$6.7 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$9.9 million decrease relating to the Antamina mine; partially offset by

ii.	$2.3 million increase relating to the Peñasquito mine; and

iii.	$1.9 million increase relating to the Salobo mine.

•	$29.1 million decrease due to a reduction in the operating margin per ounce, due primarily to a 10% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$230.9 million decrease as a result of an impairment charge taken during the period, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A; and

•	$0.7 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of the MD&A ($1.7 million increase from a cash flow perspective).

SILVER WHEATON 2015 ANNUAL REPORT [34]

Year Ended December 31, 2015
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Impairment Charges [4]	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	7,449	7,277	$113,198	$15.56	$4.22	$0.88	$76,122	$-	$-	$76,122	$82,518	$146,555
Yauliyacu	2,717	2,544	40,079	15.75	4.19	6.43	13,040	-	-	13,040	29,407	165,282
Peñasquito	7,237	7,132	114,083	16.00	4.07	2.85	64,759	-	-	64,759	85,057	430,847
Antamina	2,403	1,340	18,858	14.07	2.80	9.93	1,802	-	-	1,802	15,110	886,981
Barrick [5]	2,383	2,364	37,103	15.70	3.90	3.24	20,237	(109,723)	-	(89,486)	27,887	498,090
Other [6]	8,528	5,909	92,257	15.61	4.63	4.49	38,328	(74,291)	-	(35,963)	65,899	458,911
	30,717	26,566	$415,578	$15.64	$4.17	$3.41	$214,288	$(184,014)	$-	$30,274	$305,878	$2,586,666
Gold
Sudbury [7]	36,364	33,481	$39,201	$1,171	$400	$841	$(2,364)	$(49,439)	$-	$(51,803)	$25,371	$506,250
Salobo	125,624	108,398	124,250	1,146	400	420	35,389	-	-	35,389	80,890	2,156,757
Other [8]	66,776	60,470	69,658	1,152	376	568	12,579	(151,469)	-	(138,890)	46,595	219,739
	228,764	202,349	$233,109	$1,152	$393	$534	$45,604	$(200,908)	$-	$(155,304)	$152,856	$2,882,746
Silver equivalent [9]	47,697	41,574	$648,687	$15.60	$4.58	$4.78	$259,892	$(384,922)	$-	$(125,030)	$458,734	$5,469,412
Corporate
General and administrative									$(32,237)	$(32,237)
Other									(4,775)	(4,775)
Total corporate									$(37,012)	$(37,012)	$(27,375)	$162,799
	47,697	41,574	$648,687	$15.60	$4.58	$4.78	$259,892	$(384,922)	$(37,012)	$(162,042)	$431,359	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
4)	Please see Impairment of Silver and Gold Interests section in this MD&A for further information.
5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto, 777 and Constancia gold interests in addition to the non-operating Rosemont gold interest.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.  The gold / silver ratio during the year ended December 31, 2015 was 74.2.

SILVER WHEATON 2015 ANNUAL REPORT [35]

Year Ended December 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Gross Margin	Impairment Charges [4]	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas [5]	5,760	5,573	$104,095	$18.68	$4.19	$0.81	$76,228	$-	$-	$76,228	$80,769	$152,951
Yauliyacu	2,938	3,342	64,011	19.15	4.15	5.92	30,353	-	-	30,353	50,152	187,478
Peñasquito	7,318	7,100	134,757	18.98	4.05	2.98	84,860	-	-	84,860	106,004	451,145
Barrick [6]	1,687	1,700	31,687	18.64	3.90	3.26	19,508	-	-	19,508	23,065	605,328
Other [7]	7,971	5,769	109,664	19.01	4.27	4.25	60,495	(68,151)	-	(7,656)	86,161	559,747
	25,674	23,484	$444,214	$18.92	$4.14	$3.22	$271,444	$(68,151)	$-	$203,293	$346,151	$1,956,649
Gold
Sudbury [8]	36,019	30,413	$38,720	$1,273	$400	$841	$962	$-	$-	$962	$26,993	$583,862
Salobo	40,057	43,912	54,762	1,247	400	462	16,917	-	-	16,917	37,198	1,302,202
Other [9]	68,319	65,197	82,480	1,265	370	594	19,576	-	-	19,576	58,254	405,552
	144,395	139,522	$175,962	$1,261	$386	$607	$37,455	$-	$-	$37,455	$122,445	$2,291,616
Silver equivalent [10]	35,400	32,891	$620,176	$18.86	$4.59	$4.87	$308,899	$(68,151)	$-	$240,748	$468,596	$4,248,265
Corporate
General and administrative									$(37,860)	$(37,860)
Other									(3,062)	(3,062)
Total corporate									$(40,922)	$(40,922)	$(36,723)	$399,498
	35,400	32,891	$620,176	$18.86	$4.59	$4.87	$308,899	$(68,151)	$(40,922)	$199,826	$431,873	$4,647,763

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.
4)	During the year ended December 31, 2014, the Company recognized an impairment charge of $68.2 million related to its previously owned Mineral Park and Campo Morado silver interests.
5)
Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

6)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
7)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, Constancia, 777 and Aljustrel silver interests, the non-operating Rosemont, Keno Hill and Loma de La Plata silver interests; and the previously owned Campo Morado and Mineral Park silver interests.

8)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie and Creighton gold interests in addition to the non-operating Totten and Victor gold interests.
9)	Comprised of the operating Minto, Constancia and 777 gold interests in addition to the non-operating Rosemont gold interests.
10)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.  The gold / silver ratio during the year ended December 31, 2014 was 67.4.

11)	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

For the year ended December 31, 2015, attributable silver equivalent production was 47.7 million ounces (30.7 million ounces of silver and 228,800 ounces of gold), relative to 35.4 million ounces (25.7 million ounces of silver and 144,400 ounces of gold) for the comparable period in 2014, with the 12.3 million ounce increase being primarily attributable to the following factors:

•
6.6 million silver equivalent ounce (242%) increase related to gold production at the Salobo mine (85,600 gold ounces), with the increase in gold production being primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line, the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, and the acquisition of an additional 25% gold interest in the Salobo mine as explained in the Silver and Gold interests section of this MD&A, partially offset by lower grades;

•	2.4 million ounce increase related to the recently acquired silver stream at the Antamina mine; and

•
1.7 million ounce (29%) increase related to the San Dimas mine, due to a combination of (i) the annual sharing threshold increasing from 3.5 million ounces to 6.0 million ounces per year, effective August 6, 2014; and (ii) an 11% increase in mill throughput as a result of the expansion to 2,500 tonnes per day which was completed early in 2014; and (iii) the mining of higher grade material; partially offset by (iv) the cessation on August 6, 2014 of Goldcorp's obligation to deliver 1.5 million ounces of silver to the Company annually;

SILVER WHEATON 2015 ANNUAL REPORT [36]

For the year ended December 31, 2015, the net loss and cash flow from operations were $162.0 million and $431.4 million, respectively, relative to net earnings and cash flow from operations of $199.8 million and $431.9 million for the comparable period in 2014, with the $361.9 million decrease in net earnings being primarily attributable to the following factors:

•	$60.5 million increase related to a 23% increase in payable silver ounces produced; and

•	$21.0 million increase related to a 57% increase in payable gold ounces produced; and

•	$3.9 million increase related to the composition of mines from which silver is produced; and

•	$9.2 million increase related to the composition of mines from which gold is produced; and

•	$28.8 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$12.3 million decrease relating to the Antamina mine;

ii.	$6.4 million decrease relating to the Salobo mine;

iii.	$5.5 million decrease relating to the Yauliyacu mine; and

iv.	$5.4 million decrease relating to the Other mines, primarily attributable to Constancia; and

•	$114.8 million decrease due to a reduction in the operating margin per ounce, due primarily to a 17% decrease in the average realized selling price per silver equivalent ounce sold; and

•
$316.8 million decrease as a result of an impairment charge totaling $384.9 million as compared to $68.2 million in the comparable period of the prior year, as more fully explained in the Impairment of Silver and Gold Interests section of this MD&A; and

•	$3.9 million increase as a result of a decrease in corporate costs as explained in the Corporate Costs section of this MD&A ($9.3 million increase from a cash flow perspective).

Impairment of Silver and Gold Interests

Management considers each precious metal purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost to sell ("FVLCS") and value in use ("VIU").  In determining the recoverable amounts of each of the Company's CGU's, the Company uses the FVLCS as this will generally be greater than or equal to the VIU.

To determine the FVLCS that could be received from each PMPA in an arm's length transaction at the measurement date, the Company estimates a range of potential values using the net asset value ("NAV") methodology and the net present value ("NPV") methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of PMPAs range from 5% to 10%, and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $16.00 to $17.50 and $1,156 to $1,214, respectively.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest. The NAV multiples applied to the various PMPA's at December 31, 2015 ranged from 0.9 to 1.6.

SILVER WHEATON 2015 ANNUAL REPORT [37]

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company's weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant PMPA relative to the risk profile associated with the overall portfolio of PMPAs.   The nominal discount rates used across the portfolio of PMPAs range from 4% to 24%, and the nominal silver and gold prices of $14.00 and $1,100 are used for the current year, with a 2% inflationary factor being applied thereafter.

The expected future cash flows are management's best estimates of expected future revenues and costs.  Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management's estimated long-term metal prices.  Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value.  A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA's recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company's analysis, the following PMPA s were determined to have an indicator of impairment:

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2015	2014	2015	2014
Silver interests
Barrick	$109,723	$ -	$109,723	$ -
Other silver interests
777	10,056	-	63,778	-
Keno Hill	10,513	-	10,513	-
Campo Morado	-	-	-	31,091
Mineral Park	-	-	-	37,060
Gold interests
Sudbury	49,439	-	49,439	-
Other gold interests
777	51,170	-	151,469	-
Total impairment charges	$230,901	$ -	$384,922	$ 68,151

Barrick

As per Barrick's 2015 annual financial statements, CMN filed a Temporary Closure Plan relative to the Pascua-Lama project with the Chilean mining authority (see Pascua-Lama Constitutional Protection Action on page 21 of this MDA for further information).  Barrick goes on to further state that there is significant uncertainty with respect to the estimated timeline and the estimated remaining construction costs for the Pascua-Lama project.  These factors, coupled with the ongoing legal/regulatory issues related to the development of the Pascua-Lama project, is an indicator of impairment relative to the Barrick silver interest ("Barrick PMPA").  The Barrick PMPA, which was acquired for total consideration of $661.1 million (including capitalized interest in the amount of $83.8 million), had a carrying value at December 31, 2015 of $607.8 million.  Management has estimated that the recoverable amount at December 31, 2015 under the Barrick PMPA was $498.1 million, representing its FVLCS and resulting in an impairment charge of $109.7 million.  The recoverable amount related to the Barrick PMPA was estimated using a discount rate ranging from 7% to 13%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver, construction timelines and operating performance, it is classified within Level 3 of the fair value hierarchy.

777

During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believe that the mine life for 777 is unlikely to be extended beyond 2020.

SILVER WHEATON 2015 ANNUAL REPORT [38]

As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA").  At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $147.5 million, representing its FVLCS and resulting in an impairment charge of $154.0 million.  During the fourth quarter of 2015, the Company was provided with a new mine plan related to the 777 mine from the management of Hudbay.  Based on this new mine plan, total recoverable ounces for the remaining mine life are approximately 39% lower than previously estimated, and this reduction in recoverable ounces is a further indicator of impairment related to the 777 PMPA.  At December 31, 2015, management estimated that the recoverable amount under the 777 PMPA was $81.6 million, representing its FVLCS and resulting in a further impairment charge of $61.2 million, for a total impairment during 2015 of $215.2 million.  The recoverable amount related to the 777 PMPA was estimated using a discount rate ranging from 11% to 15%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Keno Hill

As stated in Alexco's third quarter 2015 MD&A, in September 2013 Alexco implemented an interim suspension of operations at the Bellekeno mine within the Keno Hill silver district in order to evaluate the newly discovered Flame & Moth deposit, renegotiate third party contracts and review other opportunities to reduce future all-in sustaining costs, with the aim of repositioning Keno Hill for long-term, sustainable operations.  The delay in receiving deliveries relative to Keno Hill is an indicator of impairment related to the Keno Hill silver interest ("Keno Hill PMPA").  At December 31, 2015, management estimated that the recoverable amount under the Keno Hill PMPA was $33.4 million, representing its FVLCS and resulting in an impairment charge of $10.5 million.  The recoverable amount related to the Keno Hill PMPA was estimated using a discount rate ranging from 7% to 17%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

Sudbury

The Company recognized continued losses per ounce relative to its Sudbury gold interest (the "Sudbury PMPA"), which management considers to be an indicator of impairment.  The Sudbury PMPA, which was acquired in March 2013 for $623.6 million (including warrants having an exercise price of $65 which were valued at $53.6 million), had a carrying value at December 31, 2015 of $555.7 million.  Management has estimated that the recoverable amount at December 31, 2015 under the Sudbury PMPA was $506.2 million, representing its FVLCS and resulting in an impairment charge of $49.4 million.  The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 7%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Sensitivity Analysis

As part of the annual review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations relative to the silver and gold interests which have indicators of impairment.  Assuming a 10% decrease in silver and gold price assumptions, while holding all other variables constant, the Company estimates that the carrying value of its silver and gold interests would decrease by an additional 2% as at December 31, 2015.

SILVER WHEATON 2015 ANNUAL REPORT [39]

Corporate Costs

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2015	2014	2015	2014
General and administrative	$ 9,011	$ 8,992	$ 32,237	$ 37,860
Other
Other expense	$ 396	$ 723	$ 4,076	$ 1,830
Interest expense	1,364	(6)	4,090	2,277
Income tax recovery	(1,122)	(806)	(3,391)	(1,045)
Total other corporate costs	$ 638	$ (89)	$ 4,775	$ 3,062
Total corporate costs	$ 9,649	$ 8,903	$ 37,012	$ 40,922

General and Administrative

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2015	2014	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,807	$ 1,689	$ 11,456	$ 11,662
PSUs	949	972	1,975	3,508
Total salaries and benefits	$ 3,756	$ 2,661	$ 13,431	$ 15,170
Depreciation	244	97	621	326
Charitable donations	181	1,174	1,965	3,187
Other	3,431	3,068	10,060	10,983
Cash settled general and administrative	$ 7,612	$ 7,000	$ 26,077	$ 29,666
Equity settled stock based compensation (a non-cash expense)	1,399	1,992	6,160	8,194
Total general and administrative	$ 9,011	$ 8,992	$ 32,237	$ 37,860

For the year ended December 31, 2015, general and administrative expenses decreased by $5.6 million relative to the comparable period in the previous year with the decrease being primarily due to lower expenses associated with performance share units (PSU's), equity settled stock based compensation coupled with the effects of the weakening Canadian dollar during the year.

SILVER WHEATON 2015 ANNUAL REPORT [40]

Other Expense

	Three Months Ended December 31		Years Ended December 31
(in thousands)	2015	2014	2015	2014
Dividend income	$ (23)	$ (57)	$ (126)	$ (228)
Interest income	(17)	(46)	(122)	(123)
Stand-by fees	810	731	3,462	2,900
Foreign exchange gain	(248)	(193)	(1,133)	(609)
Amortization of credit facility origination fees - undrawn facilities	205	256	923	1,020
Write off of credit facility origination fees upon the repayment of the NRT Loan	-	-	1,315	-
Other	(331)	32	(243)	(1,130)
Total other expense	$ 396	$ 723	$ 4,076	$ 1,830

For the year ended December 31, 2015, other expense increased by $2.2 million relative to the comparable period in the previous year, with the increase being primarily the result of (i) the expensing of the remaining unamortized credit facility origination fees of $1.3 million associated with the repayment of the Company's non-revolving term loan as more fully explained in Note 14 to the financial statements; and (ii) a $1.3 million gain during the year ended December 31, 2014 related to the Company's agreement to waive its right to silver contained in copper concentrate at the Aljustrel mine .

Interest Costs

During the three months ended December 31, 2015, the Company incurred interest costs of $3.9 million at an effective interest rate of 1.75%, of which $2.6 million has been capitalized in relation to the Barrick silver interest, with the remainder being expensed.  During the three months ended December 31, 2014, the Company incurred interest costs of $4.4 million at an effective interest rate of 1.71%, all of which has been capitalized in relation to the Barrick silver interest and the Constancia silver and gold interest.

During the year ended December 31, 2015, the Company incurred interest costs of $14.2 million at an effective interest rate of 1.74%, of which $10.1 million has been capitalized in relation to the Barrick silver interest, with the remainder being expensed.  During the year ended December 31, 2014, the Company incurred interest costs of $17.3 million at an effective interest rate of 1.70%, of which $15.0 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

As a result of the Temporary Closure Plan (please see "Update on Matters Relating to Pascua-Lama Project Development" on page 21 of this MD&A), effective January 1, 2016, the Company will no longer capitalize interest to its Barrick silver interest which will result in higher interest expense to be reported as a component of net earnings during 2016.

Income Tax (Recovery) Expense
	Three Months Ended December 31		Years Ended December 31
(in thousands)	2015	2014	2015	2014
Current income tax expense related to foreign jurisdictions	$ 60	$ 44	$ 208	$ 204
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$ (4,403)	$ (850)	$ (13,089)	$ (1,249)
Write down (reversal of write down) of previously recognized temporary differences	3,221	-	9,490	-
Total deferred income tax (recovery) expense	$ (1,182)	$ (850)	$ (3,599)	$ (1,249)
Income tax recovery recognized in net earnings	$ (1,122)	$ (806)	$ (3,391)	$ (1,045)

SILVER WHEATON 2015 ANNUAL REPORT [41]

For the three months and year ended December 31, 2015, income tax recovery increased by $0.3 million and $2.3 million, respectively, relative to the comparable periods in the previous year.  For the year ended December 31, 2015, income tax recovery includes a deferred income tax recovery of $12.5 million associated with the impairment of Canadian silver and gold interests.  In addition, the Company reversed previously recognized deferred income tax assets in the amount of $9.5 million associated with Canadian operations as it was not considered probable that the deferred income tax assets in excess of deferred income tax liabilities would be recoverable.

Offsetting the deferred income tax recovery in net earnings is a deferred income tax expense of $2.8 million that has been recognized directly in equity relating to share issue costs, comprised primarily of a reversal of previously recognized deferred income tax assets in the amount of $3.6 million as it was not considered probable that the deferred income tax assets in excess of deferred income tax liabilities would be recoverable.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2015	2014	2015	2014
Net earnings (loss)	$(169,263)	$52,030	$(162,042)	$199,826
Add back - impairment loss, net of tax	226,673	-	372,399	68,151
Adjusted net earnings	$57,410	$52,030	$210,357	$267,977
Divided by:
Basic weighted average number of shares outstanding	403,909	364,436	395,755	359,401
Diluted weighted average number of shares outstanding	404,079	364,718	395,938	359,804
Equals:
Adjusted earnings per share - basic	$0.14	$0.14	$0.53	$0.75
Adjusted earnings per share - diluted	$0.14	$0.14	$0.53	$0.74

SILVER WHEATON 2015 ANNUAL REPORT [42]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2015	2014	2015	2014
Cash generated by operating activities	$133,389	$94,120	$431,359	$431,873
Divided by:
Basic weighted average number of shares outstanding	403,909	364,436	395,755	359,401
Diluted weighted average number of shares outstanding	404,079	364,718	395,938	359,804
Equals:
Operating cash flow per share - basic	$0.33	$0.26	$1.09	$1.20
Operating cash flow per share - diluted	$0.33	$0.26	$1.09	$1.20

SILVER WHEATON 2015 ANNUAL REPORT [43]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2015	2014	2015	2014
Cost of sales	$129,209	$79,442	$388,795	$311,277
Less: depletion	(67,962)	(40,910)	(198,581)	(160,180)
Cash cost of sales	$61,247	$38,532	$190,214	$151,097
Cash cost of sales is comprised of:
Total cash cost of silver sold	$35,551	$23,698	$110,728	$97,221
Total cash cost of gold sold	25,696	14,834	79,486	53,876
Total cash cost of sales	$61,247	$38,532	$190,214	$151,097
Divided by:
Total silver ounces sold	8,751	5,733	26,566	23,484
Total gold ounces sold	64,899	37,904	202,349	139,522
Total silver equivalent ounces sold [1]	13,614	8,541	41,574	32,891
Equals:
Average cash cost of silver (per ounce)	$4.06	$4.13	$4.17	$4.14
Average cash cost of gold (per ounce)	$396	$391	$393	$386
Average cash cost (per silver equivalent ounce 1)	$4.50	$4.51	$4.58	$4.59

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2015 ANNUAL REPORT [44]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per ounce amounts)	2015	2014	2015	2014
Average realized selling price of silver and gold
Sales	$200,496	$140,375	$648,687	$620,176
Divided by - total silver equivalent ounces sold [1]	13,614	8,541	41,574	32,891
Equals - average realized price ($'s per silver equivalent ounce 1)	$14.73	$16.43	$15.60	$18.86
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.50)	(4.51)	(4.58)	(4.59)
Cash operating margin per silver equivalent ounce [1]	$10.23	$11.92	$11.02	$14.27

1)	Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.
2)	Refer to discussion on non-IFRS measure (iii) on page 44 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Liquidity and Capital Resources1

As at December 31, 2015, the Company had cash and cash equivalents of $103.3 million (December 31, 2014 - $308.1 million) and working capital of $93.3 million (December 31, 2014 – $322.3 million).

Three Months Ended December 31, 2015

During the three months ended December 31, 2015, the Company generated operating cash flows of $133.4 million compared with $94.1 million during the comparable period of 2014, with the increase being primarily related to an increase in the number of silver equivalent ounces sold, partially offset by a decrease in the price realized on the sale of silver equivalent ounces sold.

During the three months ended December 31, 2015, the Company had net cash inflows from financing activities of $793.4 million, which was primarily the result of a net drawdown under the Company's Revolving Facility in the amount of $819.0 million which was used to partially fund the acquisition of the Antamina precious metal purchase agreement, partially offset by dividend payments totaling $17.6 million and the repurchase of common shares under the previously announced NCIB totaling $7.7 million.  During the three months ended December 31, 2014, the Company had net cash outflows from financing activities of $14.6 million, which was primarily the result of dividend payments totaling $17.1 million, partially offset by proceeds in the amount of $2.6 million from share purchase options exercised during the period.

During the three months ended December 31, 2015, the Company had net cash outflows from investing activities of $904.0 million, which was primarily related to a $900 million payment to Glencore in connection with the Antamina precious metal purchase agreement.  During the three months ended December 31, 2014, the Company had net cash outflows from investing activities of $4.4 million, which was primarily related to interest payments on the Company's previously outstanding non-revolving term loan (the "NRT Loan") in the amount of $4.1 million that have been capitalized to qualifying silver and gold interests.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [45]

Year Ended December 31, 2015

During the year ended December 31, 2015, the Company generated operating cash flows of $431.4 million compared with $431.9 million during the comparable period of 2014, with the decrease in the price realized on the sale of silver equivalent ounces sold being offset by an increase in the number of silver equivalent ounces sold.

During the year ended December 31, 2015, the Company had net cash inflows from financing activities of $1.2 billion.  On March 17, 2015, in connection with the amended Salobo precious metal purchase agreement, the Company closed a bought deal equity financing, raising net proceeds of $769.7 million.  Additionally, during the year the Company drew funds under its Revolving Facility in the amount of (i) $685 million used to partially fund the full repayment of its NRT Loan in the amount of $1 billion; (ii) $115 million used to partially fund the amended Salobo precious metal purchase agreement; and (iii) $840 million used to partially fund the acquisition of the Antamina precious metal purchase agreement.  These net inflows were partially offset by repayments under the Company's Revolving Facility totaling $1.2 billion, dividend payments totaling $68.6 million and the repurchase of common shares under the previously announced NCIB totaling $9.1 million.  During the year ended December 31, 2014, the Company had net cash outflows from financing activities of $73.5 million, which was primarily the result of dividend payments totaling $79.8 million, partially offset by proceeds in the amount of $7.0 million from share purchase options exercised during the period.

During the year ended December 31, 2015, the Company had net cash outflows from investing activities of $1.8 billion, which was primarily related to a $900 million payment to Vale in connection with the amended Salobo precious metal purchase agreement in addition to a $900 million payment to Glencore in connection with the Antamina precious metal purchase agreement.  During the year ended December 31, 2014, the Company had net cash outflows from investing activities of $146.0 million, primarily related to (i) a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest; (ii) a $9.0 million payment made in relation to the acquisition of the Metates Royalty; and (iii) interest payments on the Company's previously outstanding NRT Loan in the amount of $14.1 million that have been capitalized to qualifying silver and gold interests.

In the opinion of management, the $103 million of cash and cash equivalents as at December 31, 2015, combined with the liquidity provided by the credit available under the $2 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all contractual obligations and known contingencies.

SILVER WHEATON 2015 ANNUAL REPORT [46]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	variable [4]	0%	$8.70 [5]	n/a	Life of Mine [4]	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [6]	8-Sep-09
Veladero	100% [7]	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.14 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [11]	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a ¹²
777	100%	100%/50% [13]	$5.96 [14]	$404 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% [16]	10% [16]	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [17]	25% [17]	$5.90	$450	Life of Mine	n/a [18]

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.20 per ounce, subject to an annual inflationary factor.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)	The price paid will be increased from the current $4.20 per ounce of silver delivered to $8.70 per ounce once all silver which had been produced at Yauliyacu as at December 31, 2015 has been delivered to the Company. As at December 31, 2015, this figure is approximately 0.4 million ounces. Should the market price of silver exceed $20 per ounce, in addition to the $8.70 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce.
6)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
8)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, or at Alexco's option, up to December 31, 2016.
12)	Terms of the agreement not yet finalized.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [47]

13)	The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.
14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)	During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.
17)	Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
18)	The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total		Total
Bank debt [1]	$-	$-	$1,466,000	$-	$1,466,000	$-	$1,466,000
Interest [2]	34,675	124,328	6,499	-	165,502	-	165,502
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas [5]	-	-	-	-	-	140,000	140,000
Operating leases	1,193	3,634	1,880	2,691	9,398	-	9,398
Total contractual obligations	$35,868	$127,962	$1,474,379	$2,691	$1,640,900	$541,550	$2,182,450

1)	At December 31, 2015, the Company had $1.466 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.
5)
The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138.0 million, payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

SILVER WHEATON 2015 ANNUAL REPORT [48]

Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

Cotabambas

In connection with the proposed Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140.0 million.  Once certain conditions have been met, the Company will advance $14.0 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14.0 million paid less $2.0 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.  The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Other1

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On July 6, 2015, the Company announced that it had received the Proposal from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Act. Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received the Reassessments from the CRA for the 2005-2010 taxation years.  The Reassessments are consistent with the Proposal and seek to increase the Company's income subject to tax in Canada for the 2005-2010 taxation years by approximately Cdn$715.3 million which would result in federal and provincial taxes of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million (calculated to September 24, 2015) for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is Cdn$353.4 million.

The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years.

Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

1 The assessment by management of the expected impact of the Reassessments on the Company is "forward-looking information". Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company's interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [49]

On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005-2010 taxation years. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee as opposed to a cash deposit.  The letter of guarantee is to be in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.1
On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA's internal appeals process.  The timing for the court process is uncertain.

On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years. This correspondence is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011-2013 taxation years. However, if the CRA were to take a position similar to that underlying the Reassessments for the 2005-2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011-2013 taxation years by approximately $310 million 2, 3. Taxation years subsequent to 2013 also remain open to audit by the CRA.

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made/Pending	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715.3 million.

CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201.3 million, transfer pricing penalties of Cdn$71.5 million and interest (calculated to September 24, 2015) and other penalties of Cdn$80.6 million for total of Cdn$353.4 million.(1)

Silver Wheaton has received approval from the CRA to post security in the form of a letter of guarantee in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.(1)
Notice of Appeal filed January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

1 Estimates of interest given as of the date stated.  Interest accrues until payment date.
2 For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.
3 This amount does not include potential interest and penalties to the extent may be applicable

SILVER WHEATON 2015 ANNUAL REPORT [50]

U.S. Shareholder Class Action

During July 2015, after the receipt of the Proposal, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

On January 29, 2016, the Defendants filed a motion to dismiss and on March 4, 2016 the plaintiff filed an opposition to the motion to dismiss.  A hearing date has been set for May 2016.

The Company believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

Share Capital

On March 17, 2015, in conjunction with the amended Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

During the year ended December 31, 2015, the Company received cash proceeds of $2.9 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option.  For the comparable period in 2014, the Company received cash proceeds of $7.0 million from the exercise of 600,162 share purchase options at a weighted average exercise price of Cdn$13.02 per option.

On September 18, 2015, the Company announced it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid ("NCIB") will expire no later than September 22, 2016.  On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.  To date, the Company has repurchased 2,887,854 common shares under the NCIB at an average price of $13.58 per share, including 2,123,065 purchased subsequent to December 31, 2015.

As of March 16, 2016, there were 401,916,000 outstanding common shares, 4,285,300 share purchase options, 170,317 restricted share units and 10,000,000 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below.  For discussion of additional risk factors, please refer to the Company's Annual Information Form, which is available on the Company's website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

SILVER WHEATON 2015 ANNUAL REPORT [51]

Commodity Prices

The price of the common shares and the Company's financial results may be significantly and adversely affected by a decline in the price of silver or gold.  The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company's revenue. Any such price decline may have a material adverse effect on the Company.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metal purchase agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The "Mining Operations" consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Constancia mine, the Antamina mine, the Rosemont project, the Loma de La Plata project, the Toroparu project, and the proposed Cotabambas project1.  Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada (the "Keno Hill mines"), the Loma de La Plata (the "Loma de La Plata project") zone of the Navidad project in Argentina and the Toroparu project (the "Toroparu project") located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company's Annual Information Form to be filed on or about March 31, 2016.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations.  The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations.  The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company's policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party's ability to perform its obligations under the precious metal purchase agreements.  At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations.  Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis.  There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets.   In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company's payments are subject to, and dependent upon, the adequacy and accuracy of the operators' production and accounting functions. Failure to receive payments under the precious metal purchase agreement to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's ability to accurately forecast or achieve its stated objectives may be materially impaired.

1 The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all. Please see page 26 of the MD&A for more information.

SILVER WHEATON 2015 ANNUAL REPORT [52]

Taxes

A significant portion of the Company's operating profit is derived from its subsidiaries, including Silver Wheaton (Caymans) Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company's profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.  No  assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation or which could otherwise have a material adverse effect on the  Company.

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. If we are unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Canada Revenue Agency Dispute and Audit of International Transactions

The Company has been subject to an audit by the CRA of the Company's international transactions covering the 2005-2010 taxation years.  On September 24, 2015, the Company announced that it had received the Reassessments from the CRA for the 2005-2010 taxation years which were consistent with the Proposal previously announced on July 6, 2015. The Reassessments seek to increase the Company's income subject to tax in Canada for the 2005-2010 taxation years by approximately Cdn$715.3 million, which would result in Canadian federal and provincial tax of approximately Cdn$201.3 million. In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million (calculated to September 24, 2015) for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is Cdn$353.4 million. The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the Company's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years. The Company believes that it has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005-2010 taxation years. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee as opposed to a cash deposit.  The letter of guarantee is to be in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.

On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA's internal appeals process.  The timing for the court process is uncertain.

On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years.  This correspondence received is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011-2013 taxation years. However, if the CRA were to take a position similar to that underlying the Reassessments for the 2005-2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011-2013 taxation years by approximately $310 million.  See "Other Contractual Obligation and Contingencies - Canada Revenue Agency Dispute and Audit of International Transactions" on page 49 of this MD&A in respect of assumptions made in this estimate.

If the Company were ultimately unsuccessful in defending its tax filing positions, it would result in the Company having to pay the full amount of any reassessed tax, interest and penalties.  The Company's international transactions for taxation years subsequent to 2013 are not under audit, however they remain open to audit by the CRA.  There is a risk that the CRA may take similar positions in those years as they have done in the Reassessments and that such positions will result in the issuance of notices of reassessment for material amounts.  Please see "Cautionary Note Regarding Forward-Looking Statements" in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [53]

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies' ability to perform their obligations under those precious metal purchase agreements; (ii) through financial institutions that hold the Company's cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company's insurance providers; and (v) through the Company's lenders.  The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company.  If these risks materialize, the Company's operations could be adversely impacted and the trading price of the common shares could be adversely affected.

Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful.  Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions.  Some of these companies may possess greater financial and technical resources than the Company.  Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements.  Existing or future competition in the mining industry could materially adversely affect the Company's prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company's business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry.  In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company's leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make precious metal purchase agreements less attractive to counterparties.  Such changes could adversely affect the Company's ability to enter into new precious metal purchase agreements.

SILVER WHEATON 2015 ANNUAL REPORT [54]

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company's securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2015, the trading price of the Company's common shares on the NYSE has ranged from a low of $11.03 per share to a high of $24.22 per share and on the TSX has ranged from a low of Cdn$14.62 per share to a high of Cdn$29.86 per share. The market price of the Company's common shares may increase or decrease in response to a number of events and factors, including those factors set out in the Company's Annual Information Form to be filed on or about March 31, 2016 and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements."

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company's common shares, regardless of the Company's operating performance. The variables which are not directly related to the Company's success and are, therefore, not within the Company's control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Company's common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company's common shares on the exchanges on which they trade has historically made the Company's common share price volatile and suggests that the Company's common share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in a securities class action complaint In re Silver Wheaton Securities Litigation (see U.S. Shareholder Class Action above on page 51).

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.  The Company does not actively trade these investments.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors.  There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced.  The loss of these persons or the Company's inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business.  If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in connection with a securities class action complaint In re Silver Wheaton Securities Litigation.

During July 2015, after the receipt of the Proposal, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints"). .

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

SILVER WHEATON 2015 ANNUAL REPORT [55]

On January 29, 2016, the Defendants filed a motion to dismiss and on March 4, 2016 the plaintiff filed an opposition to the motion to dismiss.  A hearing date has been set for May 2016.

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company's management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.  The Company believes the allegations are without merit and intends to vigorously defend against this matter.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management's estimate of the recoverable amount for any precious metal purchase agreement. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management's best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company's carrying value in the precious metal purchase agreements could have a material adverse effect on the Company.

Security over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have.  Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the precious metal purchase agreement, the Company would have to enforce its security interest.  In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company's security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company's security interests may not be enforceable as anticipated.  Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security

Silver Wheaton's information systems, and those of its counterparties under the precious metal purchase agreements, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties under its precious metal purchase agreements, third-party service providers or vendors.

Silver Wheaton's operations depend, in part, on how well Silver Wheaton and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. Silver Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company's operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation's reputation and results of operations.

SILVER WHEATON 2015 ANNUAL REPORT [56]

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Silver Wheaton will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company's data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Silver Wheaton's business and counterparties to the precious metal purchase agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Other Risks

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Note 2 of the Company's consolidated financial statements describes all of the significant accounting policies.

Silver and Gold Interests

Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.5 billion at December 31, 2015.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any.  The Company estimates the reserves, resources and exploration potential relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program.  The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines.  The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator.  Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

Depletion

As described above, the cost of these silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.  To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

SILVER WHEATON 2015 ANNUAL REPORT [57]

Impairment of Assets

As more fully described in the Impairment of Silver and Gold Interests section of this MD&A, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs").  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash.  The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2015 or December 31, 2014.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON 2015 ANNUAL REPORT [58]

At December 31, 2015, the Company had outstanding provisionally priced sales of $7.6 million (December 31, 2014 - $3.5 million) where the quotational period pricing was estimated based on the forward price for silver and gold.  These sales consisted of 0.3 million ounces of silver and 3,300 ounces of gold (December 31, 2014 - 0.2 million ounces of silver) which had a fair value loss adjustment of approximately $0.4 million (December 31, 2014 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,700 (December 31, 2014 - $2,100) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $3,300 (December 31, 2014 - $NIL).

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at December 31, 2015.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9").  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On March 16, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2016 and is expected to be distributed on or about April 14, 2016.  The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON 2015 ANNUAL REPORT [59]

Normal Course Issuer Bid Automatic Purchase Plan

On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.

Common Share Repurchase under the Normal Course Issuer Bid

Subsequent to December 31, 2015, the Company repurchased 2,123,065 common shares under the previously disclosed NCIB at an average price of $14.17 per share.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton's disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2015.  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2015.

Internal Control Over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company's internal control over financial reporting during the year ended December 31, 2015 that would materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2015.

SILVER WHEATON 2015 ANNUAL REPORT [60]

Limitation of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2015 ANNUAL REPORT [61]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2015, unless otherwise noted.  The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.  The most current Mineral Reserves and Mineral Resources will be available on the Company's website.

Attributable Proven and Probable Reserves (1,2,3,8,22)
As of December 31, 2015 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	99.6	32.6	104.5	47.1	24.5	37.2	146.7	30.0	141.6	75-80%
Heap Leach	4.1	22.7	3.0	1.4	19.9	0.9	5.4	22.0	3.9	22-28%
San Dimas (10, 11)	1.2	411.7	16.3	3.2	329.6	34.2	4.5	352.3	50.5	94%
Antamina (33.75%) (12,13)	64.5	11.0	22.7	137.4	10.5	46.2	201.8	10.6	68.9	71%
Pascua-Lama (25%)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Veladero (12)	3.7	12.8	1.5	66.1	12.8	27.3	69.8	12.8	28.8	8%
Lagunas Norte (12)	7.0	4.1	0.9	25.2	4.1	3.3	32.2	4.1	4.2	34%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	8.1	80.0	20.7	3.7	51.0	6.0	11.7	70.9	26.7	87%
Copper	3.5	35.0	3.9	-	-	-	3.5	35.0	3.9	65%
Neves-Corvo
Copper	6.3	39.0	7.9	19.7	36.0	22.8	25.9	36.7	30.6	35%
Zinc	11.5	71.5	26.4	13.9	62.0	27.6	25.3	66.3	54.0	20%
Yauliyacu (14)	0.7	136.6	3.1	3.2	137.9	14.1	3.9	137.6	17.1	85%
777 (15)	3.7	27.4	3.3	3.9	24.1	3.1	7.7	25.7	6.3	50%
Stratoni	0.4	172.0	2.4	0.2	184.0	1.3	0.7	176.2	3.7	84%
Cozamin (12)	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Los Filos	20.0	7.1	4.6	20.5	9.1	6.0	40.5	8.1	10.5	5%
Rosemont (16)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Metates Royalty (17)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			329.2			444.8			774.0
Gold
Salobo (50%) (18)	327.2	0.38	4.02	251.1	0.31	2.48	578.4	0.35	6.50	66%
Sudbury (70%) (12)	-	-	-	47.4	0.43	0.66	47.4	0.43	0.66	72%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
777 (12,15)	2.6	1.78	0.15	2.8	1.78	0.16	5.4	1.78	0.31	55%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (19)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (17)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			4.87			4.02			8.89

SILVER WHEATON 2015 ANNUAL REPORT [62]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,22)
As of December 31, 2015 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	23.6	30.5	23.2	37.7	24.6	29.9	61.3	26.9	53.0
Heap Leach	3.1	25.5	2.6	8.7	17.0	4.8	11.9	19.3	7.4
San Dimas (10, 11)	0.3	154.3	1.5	0.9	161.1	4.9	1.2	159.5	6.4
Antamina (33.75%) (12,13)	21.9	9.5	6.7	146.5	11.1	52.3	168.4	10.9	59.1
Pascua-Lama (25%)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	1.5	62.1	3.0	5.1	95.0	15.7	6.7	87.5	18.8
Copper	1.6	22.8	1.2	0.6	49.0	0.9	2.2	29.8	2.1
Neves-Corvo
Copper	8.2	51.4	13.6	36.3	48.7	56.9	44.5	49.2	70.5
Zinc	11.2	53.1	19.0	71.4	55.5	127.4	82.5	55.2	146.4
Yauliyacu (14)	1.3	162.2	6.7	7.0	199.3	44.6	8.2	193.5	51.3
777 (15)	-	-	-	0.7	26.1	0.6	0.7	26.1	0.6
Stratoni	0.3	193.5	1.7	0.2	203.8	1.4	0.5	198.0	3.1
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Los Filos	81.6	6.7	17.6	276.3	7.9	70.0	357.9	7.6	87.6
Rosemont (16)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Aljustrel (20)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (20)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			113.6			560.9			674.6
Gold
Salobo (50%) (18)	22.1	0.48	0.34	92.5	0.37	1.10	114.6	0.39	1.44
Sudbury (70%) (12)	-	-	-	16.2	0.22	0.12	16.2	0.22	0.12
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
777 (12,15)	-	-	-	0.4	1.81	0.02	0.4	1.81	0.02
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Cotabambas (25%) (21)	-	-	-	29.3	0.23	0.21	29.3	0.23	0.21
Toroparu (10%) (19)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.53			2.18			2.70

SILVER WHEATON 2015 ANNUAL REPORT [63]

Attributable Inferred Resources (1,2,3,4,5,9, 22)
As of December 31, 2015 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (10)
Mill	4.9	20.6	3.2
Heap Leach	0.1	15.5	0.1
San Dimas (10, 11)	6.5	292.7	61.3
Antamina (33.75) (12,13)	351.1	11.1	125.3
Pascua-Lama (25%)	4.9	20.1	3.2
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	7.3	83.0	19.4
Copper	0.2	39.0	0.2
Neves-Corvo
Copper	13.4	37.0	15.9
Zinc	12.6	55.0	22.3
Yauliyacu (14)	13.5	177.6	76.9
777 (15)	0.7	32.9	0.8
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Los Filos	141.0	9.2	41.6
Rosemont (16)	104.5	3.3	11.1
Aljustrel (20)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	363.4	3.0
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (21)	605.3	2.3	45.4
Toroparu (50%) (19)	64.8	0.1	0.2
Metates Royalty (17)	1.0	9.7	0.3
Total Silver			460.9
Gold
Salobo (50%) (18)	74.4	0.31	0.74
Sudbury (70%) (12)	12.0	0.52	0.20
Constancia (50%)	100.0	0.03	0.10
777 (12, 15)	0.4	1.79	0.02
Minto	16.2	0.30	0.16
Cotabambas (25%) (21)	151.3	0.17	0.84
Toroparu (10%) (19)	13.0	0.74	0.31
Metates Royalty (17)	1.0	0.38	0.01
Total Gold			2.38

SILVER WHEATON 2015 ANNUAL REPORT [64]

Notes:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101"), or the 2012 Australasian Joint Ore Reserves Committee (JORC)  Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.
Individual qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Gerrit Vos, P.Eng., Dr. Georges Verly, P.Eng., Dr. Armando Simon, P.Geo., Pierre Lacombe, P.Eng., Donald Hickson, P.Eng., Vikram Khera, P.Eng. and Stella Searston, RM SME, all of whom are employees of Amec Foster Wheeler Americas Limited (Amec Foster Wheeler).

b.
All other operations and development projects: the Company's QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the "Company's QPs").

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company's QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2015 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the San Dimas, 777, Cozamin and Minto mines are reported as of December 31, 2014.
b.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.
c.	Mineral Resources for the Constancia mine (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.
d.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2015.
e.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.
f.	Mineral Resources for Aljustrel's Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.
g.
Mineral Resources for Keno Hill's Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
i.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
j.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.
k.	Mineral Resources for the Metates royalty are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.
7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Antamina mine - $2.96 per pound copper, $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
b.	Constancia mine - $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.
c.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.
d.	Lagunas Norte and Veladero mines - $1,000 per ounce gold and $15.00 per ounce silver.
e.	Los Filos mine - $1,100 per ounce gold and $16.50 per ounce silver.
f.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
g.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.
h.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc.
i.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.
j.	Peñasquito mine - $1,100 per ounce gold, $16.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
k.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
l.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.
m.	San Dimas mine – 2.94 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc.
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
q.	Yauliyacu mine - $17.20 per ounce silver, $2.83 per pound copper, $0.91 per pound lead and $1.02 per pound zinc.
r.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
s.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

SILVER WHEATON 2015 ANNUAL REPORT [65]

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.
b.	Antamina mine - $2.96 per pound copper $0.99 per pound zinc, $11.91 per pound molybdenum and $21.34 per ounce silver.
c.	Constancia mine – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.
d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.
e.	Keno Hill mines:
i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.
ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.
iii.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
iv.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.
v.	Elsa Tailings project – 50 grams per tonne silver cut-off.
f.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
g.	Los Filos mine - $1,300 per ounce gold and $19.00 per ounce silver.
h.	Metates royalty - 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.
i.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
j.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.
k.	Peñasquito mine - $1,300 per ounce gold, $19.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.
l.	Salobo mine – 0.286% copper equivalent cut-off assuming $1,500 per ounce gold $3.67 per pound copper.
m.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.
n.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $0.91 per pound lead and zinc
o.	Sudbury mines - $1,250 per ounce gold, $18.50 per ounce silver, $9.07 per pound nickel, $2.95 per pound copper, $1,550 per ounce platinum, $875 per ounce palladium and $12.50 per pound cobalt.
p.	Minto mine – 0.5% copper cut-off.
q.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.
r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.
s.	Yauliyacu mine – $17.20 per ounce silver, $2.83 per pound copper and $0.91 per pound lead and $1.02 per pound zinc.
t.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.
u.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.
10.	The scientific and technical information in this document regarding the Peñasquito mine and the San Dimas mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:
a.	Peñasquito - Goldcorp's MD&A dated February 25, 2016; and
b.	San Dimas - Primero annual information form filed on March 31, 2015.
The Company QP's have approved the disclosure of scientific and technical information in respect of the Peñasquito mine and the San Dimas mine in this document.
11.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of mine.

12.
The Company's attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin, and Antamina silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

13.
The Glencore Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company's discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

14.
On November 30, 2015, the Company amended its silver purchase agreement with Glencore in respect to the Yauliyacu mine.  The term of the agreement which was set to expire in 2026, was extended to life of mine.  Additionally, effective January 1, 2016, Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.

15.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of mine and 100% of the payable gold until completion of the Constancia mine, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

16.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
17.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp's (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

18.	The Company will file an updated technical report for the Salobo mine prepared by Amec Foster Wheeler within 15 days on www.sedar.com.
19.
The Company's agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

SILVER WHEATON 2015 ANNUAL REPORT [66]

21.
Under the terms of the proposed Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. The Company's agreement with Panoro is an early deposit structure whereby, following the delivery of certain feasibility documentation, Silver Wheaton may elect to terminate the proposed Cotabambas Early Deposit Agreement.  The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation.  There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet or at all.

22.	Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 ANNUAL REPORT [67]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the normal course issuer bid ("NCIB") and the number of shares that may be purchased under the NCIB;
•	projected increases to Silver Wheaton's production and cash flow profile;
•
statements with respect to the entering into and completion of the Cotabambas Early Deposit Agreement, including the satisfaction and completion of definitive documentation and the payments to be made thereunder;

•	the expansion and exploration potential at the Salobo mine;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput at the Salobo mine;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•
the absence of control over the Mining Operations from which Silver Wheaton purchases silver or gold and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks relating to production estimates from Mining Operations including anticipated timing of the commencement of production by certain Mining Operations;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect;

SILVER WHEATON 2015 ANNUAL REPORT [68]

•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the tax impact to the Company's business operations is materially different than currently contemplated;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	litigation risk associated with outstanding legal matters;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to the entering into and completion of the Cotabambas Early Deposit Agreement;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to Silver Wheaton's acquisition strategy;
•
risks related to the market price of the common shares of Silver Wheaton (the "Common Shares") , including with respect to the market price of the Common Shares being too high to ensure that purchases under the NCIB benefit Silver Wheaton or its shareholders;

•	risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	challenges related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations, including environmental regulations and climate change;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserves and mineral resources estimates;
•	risks relating to production estimates from Mining Operations;
•	inability to replace and expand mineral reserves;
•	risks relating to the calculation of production forecasts;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions; and
•	risks relating to future sales or the issuance of equity securities;

As well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F and Form 6-K filed March 31, 2016 both on file with the U.S. Securities and Exchange Commission in Washington, D.C.  (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•	Common Shares trading below their value from time to time;

SILVER WHEATON 2015 ANNUAL REPORT [69]

•	Silver Wheaton will enter into definitive documentation for the Cotabambas Early Deposit Agreement and make the payments set out therein;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	no material adverse effect on the results of operations, financial condition, cash flows or business of the companies with which the Company has precious metal purchase agreements;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2015 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2016, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

SILVER WHEATON 2015 ANNUAL REPORT [70]

Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2015 ANNUAL REPORT [71]

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. ("Silver Wheaton") were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Financial information appearing throughout our Management's Discussion and Analysis ("MD&A") is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.  These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton.  The Audit Committee reviews Silver Wheaton's interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors.  Other key responsibilities of the Audit Committee include monitoring Silver Wheaton's system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood /s/ Gary Brown
Randy Smallwood      Gary Brown
President & Chief Executive Office                    Senior Vice President & Chief Financial Officer

March 16, 2016

SILVER WHEATON 2015 ANNUAL REPORT [72]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated financial statements of Silver Wheaton Corp. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows, and consolidated statements of shareholders' equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 16, 2016

SILVER WHEATON 2015 ANNUAL REPORT [73]

Management's Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. ("Silver Wheaton") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton's assets
ii.
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton's directors

iii.
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton's assets that could have a material effect on Silver Wheaton's financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton's internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, Silver Wheaton's internal control over financial reporting was effective.

The effectiveness of Silver Wheaton's internal control over financial reporting, as of December 31, 2015, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report which appears on the following page.

/s/ Randy Smallwood /s/ Gary Brown

Randy Smallwood       Gary Brown
President & Chief Executive Officer                   Senior Vice President & Chief Financial Officer

March 16, 2016

SILVER WHEATON 2015 ANNUAL REPORT [74]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 16, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada
March 16, 2016

SILVER WHEATON 2015 ANNUAL REPORT [75]

Consolidated Statements of (Loss) Earnings

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2015	2014
Sales	5	$648,687	$620,176
Cost of sales
Cost of sales, excluding depletion		$190,214	$151,097
Depletion		198,581	160,180
Total cost of sales		$388,795	$311,277
Gross Margin		$259,892	$308,899
Expenses and other income
General and administrative [1]	6	$32,237	$37,860
Impairment charges	11	384,922	68,151
Interest expense	14	4,090	2,277
Other expense	7	4,076	1,830
		$425,325	$110,118
(Loss) earnings before income taxes		$(165,433)	$198,781
Income tax recovery	22	3,391	1,045
Net (loss) earnings		$(162,042)	$199,826

Basic (loss) earnings per share		$(0.41)	$0.56
Diluted (loss) earnings per share		$(0.41)	$0.56
Weighted average number of shares outstanding
Basic	18	395,755	359,401
Diluted	18	395,938	359,804
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$6,160	$8,194

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2015 ANNUAL REPORT [76]

Consolidated Statements of Comprehensive (Loss) Income

		Years Ended December 31
(US dollars in thousands)	Note	2015	2014
Net (loss) earnings		$(162,042)	$199,826
Other comprehensive (loss) income
Items that will not be reclassified to net earnings
Loss on long-term investments - common shares held	9	(13,085)	(7,929)
Total comprehensive (loss) income		$(175,127)	$191,897

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2015 ANNUAL REPORT [77]

Consolidated Balance Sheets

	Note	December 31	December 31
(US dollars in thousands)		2015	2014
Assets
Current assets
Cash and cash equivalents	19	$103,297	$308,098
Accounts receivable	8	1,124	4,132
Other	10	1,455	26,263
Total current assets		$105,876	$338,493
Non-current assets
Silver and gold interests	10,11	$5,469,412	$4,248,265
Early deposit - silver and gold interest	12	15,725	13,599
Royalty interest	13	9,107	9,107
Long-term investments	9	19,776	32,872
Other	14	12,315	5,427
Total non-current assets		$5,526,335	$4,309,270
Total assets		$5,632,211	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$10,664	$14,798
Current portion of performance share units	17.1	1,904	1,373
Total current liabilities		$12,568	$16,171
Non-current liabilities
Bank debt	14	$1,466,000	$998,518
Deferred income taxes	22	176	942
Performance share units	17.1	2,732	3,396
Total non-current liabilities		$1,468,908	$1,002,856
Total liabilities		$1,481,476	$1,019,027
Shareholders' equity
Issued capital	15	$2,815,569	$2,037,923
Reserves	16	(23,197)	(28,841)
Retained earnings		1,358,363	1,619,654
Total shareholders' equity		$4,150,735	$3,628,736
Total liabilities and shareholders' equity		$5,632,211	$4,647,763
Commitments and contingencies	14, 23

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2015 ANNUAL REPORT [78]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2015	2014
Operating activities
Net (loss) earnings		$(162,042)	$199,826
Adjustments for
Depreciation and depletion		199,202	160,506
Amortization of credit facility origination fees:
Interest expense		238	125
Amortization of credit facility origination fees - undrawn facilities	7	923	1,020
Write off of credit facility origination fees upon repayment of NRT Loan	7	1,315	-
Gain on disposal of silver interest	10	-	(1,260)
Impairment charges	11	384,922	68,151
Interest expense		3,852	2,151
Equity settled stock based compensation		6,160	8,194
Performance share units	17.1	534	2,516
Deferred income tax recovery	22	(3,599)	(1,249)
Investment income recognized in net earnings		(247)	(351)
Other		(509)	(155)
Change in non-cash working capital	19	3,185	(5,561)
Cash generated from operations		$433,934	$433,913
Interest paid - expensed		(2,697)	(2,163)
Interest received		122	123
Cash generated from operating activities		$431,359	$431,873
Financing activities
Bank debt repaid	14	$(1,174,000)	$-
Bank debt drawn	14	1,640,000	-
Credit facility origination fees	14	(4,242)	(621)
Shares issued	15	800,000	-
Share issue costs		(31,785)	(152)
Redemption of share capital		(9,120)	-
Share purchase options exercised		2,887	7,026
Dividends paid	15.2	(68,593)	(79,775)
Cash generated from (applied to) financing activities		$1,155,147	$(73,522)
Investing activities
Silver and gold interests	10	$(1,800,117)	$(125,321)
Interest paid - capitalized to silver interests		(9,213)	(14,063)
Silver and gold interests - early deposit	12	(2,125)	(150)
Royalty interest	13	-	(9,107)
Proceeds on disposal of silver interest	10,11	25,000	3,408
Proceeds on disposal of long-term investments	9	12	-
Dividend income received		126	228
Other		(4,832)	(1,016)
Cash applied to investing activities		$(1,791,149)	$(146,021)
Effect of exchange rate changes on cash and cash equivalents		$(158)	$(55)
(Decrease) increase in cash and cash equivalents		$(204,801)	$212,275
Cash and cash equivalents, beginning of year		308,098	95,823
Cash and cash equivalents, end of year	19	$103,297	$308,098
The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2015 ANNUAL REPORT [79]

Consolidated Statements of Shareholders' Equity

			Reserves
(US dollars in thousands)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2014	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$199,826	$199,826
OCI [1]		-	-	-	-	(7,929)	(7,929)	-	(7,929)
Total comprehensive income		$-	$-	$-	$-	$(7,929)	$(7,929)	$199,826	$191,897
Fair value of SBC [1]		$-	$-	$7,199	$995	$-	$8,194	$-	$8,194
Options [1] exercised	600	9,454	-	(2,428)	-	-	(2,428)	-	7,026
RSUs [1] released	22	521	-	-	(521)	-	(521)	-	-
Shares issued	6,112	135,000	-	-	-	-	-	-	135,000
Share issue costs		(152)	-	-	-	-	-	-	(152)
DRIP [1]	647	13,625	-	-	-	-	-	-	13,625
Dividends (Note 15.2)		-	-	-	-	-	-	(93,400)	(93,400)
Reallocation		-	-	-	-	(539)	(539)	539	-
At December 31, 2014	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736
Total comprehensive income
Net loss		$-	$-	$-	$-	$-	$-	$(162,042)	$(162,042)
OCI [1]		-	-	-	-	(13,085)	(13,085)	-	(13,085)
Total comprehensive loss		$-	$-	$-	$-	$(13,085)	$(13,085)	$(162,042)	$(175,127)
Fair value of SBC [1]		$-	$-	$5,312	$848	$-	$6,160	$-	$6,160
Options [1] exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs [1] released	32	842	-	-	(842)	-	(842)	-	-
Shares issued	38,930	800,000	-	-	-	-	-	-	800,000
Shares cancelled	(777)	(5,331)	-	-	-	-	-	(3,789)	(9,120)
Share issue costs		(31,375)	-	-	-	-	-	-	(31,375)
DIT [1] expense		(2,833)	-	-	-	-	-	-	(2,833)
DRIP [1]	847	12,216	-	-	-	-	-	-	12,216
Dividends (Note 15.2)		-	-	-	-	-	-	(80,809)	(80,809)
Realized loss on disposal of LTI's [1] (Note 9)		-	-	-	-	14,651	14,651	(14,651)	-
At December 31, 2015	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735

1)
Definitions as follows: "OCI" = Other Comprehensive Income (Loss); "SBC" = Equity Settled Stock Based Compensation; "Options" = Share Purchase Options; "RSUs" = Restricted Share Units; "DRIP" = Dividend Reinvestment Plan; "DIT" = Deferred Income Taxes; "LTI's" = Long-Term Investments.

The accompanying notes form an integral part of these consolidated financial statements.

SILVER WHEATON 2015 ANNUAL REPORT [80]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. ("Silver Wheaton" or the "Company") is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3.  The Company trades on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol SLW.

At December 31, 2015, the Company had entered into 19 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold ("precious metal purchase agreements"), relating to 29 different mining assets (22 of which are currently operating and 7 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the year ended December 31, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.17 and $393, respectively.  The primary drivers of the Company's financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the year ended December 31, 2015 were authorized for issue as of March 16, 2016 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates, derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States ("US") dollars, which is the Company's functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000's) unless otherwise noted.  References to "Cdn$" refer to Canadian dollars.

2.2.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company's accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.3.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest.  Control is defined as an investor's power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor's returns through its power over the investee.  Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.  Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVER WHEATON 2015 ANNUAL REPORT [81]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

2.4.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers' depository notes and bankers' acceptances with terms to maturity of less than three months.

2.5.	Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2015 or December 31, 2014.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale.  The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

2.6.	Financial Instruments

In November 2009, the IASB introduced IFRS 9, Financial Instruments ("IFRS 9"), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement.  Adoption of IFRS 9 is required by January 1, 2018, with early adoption permitted.  The Company has elected to adopt IFRS 9 (2009) and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

2.7.	Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income ("FVTOCI")

The Company's long-term investments in common shares held are for long-term strategic purposes and not for trading.  Upon the adoption of IFRS 9 (2009), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

SILVER WHEATON 2015 ANNUAL REPORT [82]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Long-term investments in common shares held are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income ("OCI") and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other (Income) Expense.

Financial Assets at Fair Value Through Net Earnings ("FVTNE")

Warrants held by the Company for long-term investment purposes are classified as FVTNE.  These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement being recognized as a component of net earnings under the classification Other (Income) Expense.

As discussed in Note 2.5, the Company's provisionally priced sales contain an embedded derivative that is remeasured at fair value at the end of each reporting period.  Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Cash and cash equivalents are stated at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•
For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

SILVER WHEATON 2015 ANNUAL REPORT [83]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

2.8.	Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company's functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders' equity under the classification of share purchase warrants reserve.  Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Other Financial Liabilities

Accounts payable and accrued liabilities and bank debt are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period.  Therefore,

•
For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings, and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

2.9.	Silver and Gold Interests

Agreements for which settlement is called for in silver and/or gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs.  The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.

SILVER WHEATON 2015 ANNUAL REPORT [84]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

Asset Impairment

Management considers each precious metal purchase agreement ("PMPA") to be a separate cash generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets.  At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists.   If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost to sell ("FVLCS") and value in use ("VIU").  In determining the recoverable amounts of each of the Company's CGU's, the Company uses the FVLCS as this will generally be greater than or equal to the VIU.

To determine the FVLCS that could be received from each PMPA in an arm's length transaction at the measurement date, the Company estimates a range of potential values using the net asset value ("NAV") methodology and the net present value ("NPV") methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category.  The discount rates used across the portfolio of PMPAs range from 5% to 10%, and silver and gold prices used, which are based on the consensus derived from a number of sources including analysts and other market observers, range from $16.00 to $17.50 and $1,156 to $1,214, respectively.  The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves.  A market multiple is applied to the NAV computed in order to assess the estimated fair value.  Silver and precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest. The NAV multiples applied to the various PMPA's at December 31, 2015 ranged from 0.9 to 1.6.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.  The nominal discount rate is based on the Company's weighted average cost of capital, adjusted for any differences assessed in the risk profile associated with the relevant PMPA relative to the risk profile associated with the overall portfolio of PMPAs.   The nominal discount rates used across the portfolio of PMPAs range from 4% to 24%, and the nominal silver and gold prices of $14.00 and $1,100 are used for the current year, with a 2% inflationary factor being applied thereafter.

The expected future cash flows are management's best estimates of expected future revenues and costs.  Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management's estimated long-term metal prices.  Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 23.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value.  A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA's recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

2.10.	Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use.  Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Interest Expense, as incurred.

SILVER WHEATON 2015 ANNUAL REPORT [85]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.  Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

2.11.	Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units ("RSUs") awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity.  The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.  The fair value of RSUs is the market value of the underlying shares at the date of grant.  At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units ("PSUs") which are awarded to eligible employees and are settled in cash.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

2.12.	Income Taxes

Income tax expense comprises current and deferred income tax.  Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences.  Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that reversing taxable temporary differences or sufficient taxable income will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.  Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that reversing taxable temporary differences or sufficient taxable income will be available to allow all or part of the deferred income tax assets to be recovered.

SILVER WHEATON 2015 ANNUAL REPORT [86]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income.  In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

2.13.	Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

2.14.	Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which an entity operates.  The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries.  Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date.  Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date.  Foreign currency transactions are translated at the US dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company's long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders' equity until they are realized as a result of a sale, at which time the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

2.15.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee.  All other leases are classified as operating leases.  At December 31, 2015 and December 31, 2014, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability.  The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

2.16.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

SILVER WHEATON 2015 ANNUAL REPORT [87]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

2.17.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014):  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9").  The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•
IFRS 16 – Leases: In January 2016 the IASB and FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets.  The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty

3.1.	Attributable Reserve, Resource and Exploration Potential Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.5 billion at December 31, 2015.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any.  The Company estimates the reserves, resources and exploration potential relating to each agreement.  Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements.  Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements.  Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator's exploration program.  The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company's percentage entitlement to silver and gold produced from such mines.  The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data.

SILVER WHEATON 2015 ANNUAL REPORT [88]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator.  Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company's silver and gold interests and depletion charges.

3.2.	Depletion

As described in Note 2.9, the Company's silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.  To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

As more fully described in Note 2.9, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists.  If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been depressed for the past several months, and if these prices were to remain at these low levels for an extended period of time or decline further, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing.  A significant decrease in long-term metal price assumptions may be an indication of potential impairment.  Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

3.4.	Valuation of Stock Based Compensation

As more fully described in Note 2.11, the Company has various forms of stock based compensation, including share purchase options, restricted share units ("RSUs") and performance share units ("PSUs").  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 16.2, 16.3, and 17.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

As discussed in Note 5, the Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

SILVER WHEATON 2015 ANNUAL REPORT [89]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

3.6.	Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency ("CRA") in respect of the Company's international transactions covering the 2005 to 2010 taxation years and an audit of the 2011 to 2013 taxation years, respectively.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.   Refer to Note 23 for more information.

SILVER WHEATON 2015 ANNUAL REPORT [90]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Critical Accounting Judgments

3.7.	Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities' revenues are denominated in US dollars;
•	The entities' cash cost of sales are denominated in US dollars;
•	The majority of the entities' cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company's subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence.  Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.  Refer to Note 23 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold.  The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements.  The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast.  The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Financial Instruments

4.1.	Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 14) and equity attributable to common shareholders, comprising of issued capital (Note 15), accumulated reserves (Note 16) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 14).

The Company is in compliance with the debt covenants at December 31, 2015, as described in Note 14.

SILVER WHEATON 2015 ANNUAL REPORT [91]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

4.2.	Categories of Financial Assets and Liabilities

Cash and cash equivalents are reported at amortized cost.  Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.  All other financial assets are reported at fair value.  Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company's long-term investments in common shares held.  As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI.  Financial liabilities are reported at amortized cost using the effective interest method.  The following table summarizes the classification of the Company's financial assets and liabilities:

	Note	December 31	December 31
(in thousands)		2015	2014
Financial assets
Fair value through net earnings
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$815	$2,343
Fair value through other comprehensive income
Long-term investments - common shares held	9	19,776	32,872
Amortized cost
Cash and cash equivalents		103,297	308,098
Other accounts receivable	8	309	1,789
Termination payment re: Campo Morado silver interest	11	-	25,000
		$124,197	$370,102
Financial liabilities
Amortized cost
Accounts payable and accrued liabilities		10,614	14,698
Bank debt	14	1,466,000	998,518
		$1,476,614	$1,013,216

4.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company invests surplus cash in short-term, high credit quality, money market instruments.   In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and, overall, the Company's credit risk has not changed significantly from the prior year.

SILVER WHEATON 2015 ANNUAL REPORT [92]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

At December 31, 2015 and December 31, 2014, there were no significant trade receivables owed to the Company which were past due.  The Company's maximum exposure to credit risk related to its financial assets is as follows:

		December 31	December 31
(in thousands)	Note	2015	2014
Cash and cash equivalents		$103,297	$308,098
Trade receivables from provisional concentrate sales, net of fair value adjustment	8	815	2,343
Termination payment re: Campo Morado silver interest	11	-	25,000
Other accounts receivables	8	309	1,789
		$104,421	$337,230

4.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansionary plans.  The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.  As at December 31, 2015, the Company had cash and cash equivalents of $103.3 million (December 31, 2014 - $308.1 million) and working capital of $93.3 million (December 31, 2014 - $322.3 million).

Silver Wheaton holds common shares of several publicly traded mineral exploration, development and mining companies (Note 9) with a combined market value at December 31, 2015 of $19.8 million (December 31, 2014 - $32.9 million).  The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.  These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company's planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following tables summarize the timing associated with the Company's remaining contractual payments relating to its financial liabilities and commitments. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The tables include both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

SILVER WHEATON 2015 ANNUAL REPORT [93]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

As at December 31, 2015
(in thousands)	2016	2017	2018	2019	2020	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt	$-	$-	$-	$-	$1,466,000	$-	$-	$1,466,000
Interest on bank debt [1]	34,675	39,997	41,612	42,719	6,499	-	-	165,502
Silver and gold interest payments [2]
Rosemont [3]	-	-	-	-	-	-	231,150	231,150
Loma de La Plata [4]	-	-	-	-	-	-	32,400	32,400
Toroparu [5]	-	-	-	-	-	-	138,000	138,000
Accounts payable and accrued liabilities	10,614	-	-	-	-	-	-	10,614
Performance share units	1,905	2,027	704	-	-	-	-	4,636
Total	$47,194	$42,024	$42,316	$42,719	$1,472,499	$-	$401,550	$2,048,302

1)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
2)	Vale has recently expanded the mill throughput capacity at the Salobo mine (Note 10) to 24 million tonnes per annum ("Mtpa") from 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. This contingent liability is not reflected in the above table.
3)	In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay contingent transaction costs of $1.1 million in addition to a commitment to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
4)	In connection with the Company's election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.
5)	During the 60 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

SILVER WHEATON 2015 ANNUAL REPORT [94]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

As at December 31, 2014
(in thousands)	2015	2016	2017	2018	2019	Thereafter	Commitments	Total
Non-derivative financial liabilities and commitments
Bank debt [1]	$-	$-	$1,000,000	$-	$-	$-	$-	$1,000,000
Interest on bank debt [2]	15,103	18,332	8,358	-	-	-	-	41,793
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	-	231,150	231,150
Loma de La Plata [5]	-	-	-	-	-	-	32,400	32,400
Toroparu [6]	-	-	-	-	-	-	135,000	135,000
Accounts payable and accrued liabilities	14,698	-	-	-	-	-	-	14,698
Performance share units	1,373	1,975	1,421	-	-	-	-	4,769
Total	$31,174	$20,307	$1,009,779	$-	$-	$-	$398,550	$1,459,810

1)	As more fully disclosed in Note 14, on February 27, 2015 the Company expanded its Revolving Facility by $1 billion and then used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the NRT Loan.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Vale has recently expanded the mill throughput capacity at the Salobo mine (Note 10) to 24 million tonnes per annum ("Mtpa") from 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. This contingent liability is not reflected in the above table.
4)	In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay contingent transaction costs of $1.1 million in addition to a commitment to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis, to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
5)	In connection with the Company's election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.
6)	During the 60 day period following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

4.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments.  As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the US dollar.   The carrying amounts of the Company's Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31	December 31
(in thousands)	2015	2014
Monetary assets
Cash and cash equivalents	$932	$707
Accounts receivable	103	1,477
Long-term investments - common shares held	17,205	31,697
Other long-term assets	68	-
	$18,308	$33,881
Monetary liabilities
Accounts payable and accrued liabilities	$5,331	$4,676
Performance share units	4,130	4,347
	$9,461	$9,023

SILVER WHEATON 2015 ANNUAL REPORT [95]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The following tables detail the Company's sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in exchange rates.

	As at December 31, 2015
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(836)	$836
Increase (decrease) in other comprehensive income	1,721	(1,721)
Increase (decrease) in total comprehensive income	$885	$(885)

	As at December 31, 2014
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease
Increase (decrease) in net earnings	$(684)	$684
Increase (decrease) in other comprehensive income	3,170	(3,170)
Increase (decrease) in total comprehensive income	$2,486	$(2,486)

4.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company's outstanding borrowings are at floating interest rates.  The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.  During the year ended December 31, 2015, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 1.74% (2014 – 1.70%).

For the year ended December 31, 2015, a portion of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest, which was under development during the period, with the remainder being reflected as a component of net earnings. For the year ended December 31, 2014, a portion of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Barrick silver interest and the Constancia silver and gold interest, both of which were under development during the period, with the remainder being reflected as a component of net earnings.  A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year ended December 31, 2015 by approximately $5.5 million (2014 - $8.8 million) and the amount of interest expensed by approximately $2.2 million (2014 - $1.3 million).

4.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies.  The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2015.

If equity prices had been 10% higher or lower:

•	Net earnings for the year ended December 31, 2014 would not have been affected by changes in the fair value of share purchase warrants held; and

SILVER WHEATON 2015 ANNUAL REPORT [96]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

•
Other comprehensive income for the years ended December 31, 2015 and December 31, 2014 would have increased/decreased by approximately $1.7 million and $3.3 million, respectively, as a result of changes in the fair value of common shares held.

4.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements ("IFRS 13").

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$815	$-	$815	$-
Long-term investments - common shares held	19,776	19,776	-	-
	$20,591	$19,776	$815	$-

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,343	$-	$2,343	$-
Long-term investments - common shares held	32,872	32,872	-	-
	$35,215	$32,872	$2,343	$-

The Company's trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5).  As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company's long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

SILVER WHEATON 2015 ANNUAL REPORT [97]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The Company's bank debt (Note 14) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

5.	Revenue

	Years Ended December 31
(in thousands)	2015		2014
Sales
Silver
Silver credit sales	$349,644	54%	$358,011	58%
Concentrate sales	65,934	10%	86,203	14%
	$415,578	64%	$444,214	72%
Gold
Gold credit sales	$213,414	33%	$149,017	24%
Concentrate sales	19,695	3%	26,945	4%
	$233,109	36%	$175,962	28%
Total sales revenue	$648,687	100%	$620,176	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at December 31, 2015 or December 31, 2014.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the "Quotational Period") pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company's provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2015, the Company had outstanding provisionally priced sales of $7.6 million (December 31, 2014 - $3.5 million) where the quotational period pricing was estimated based on the forward price for silver and gold.  These sales consisted of 0.3 million ounces of silver and 3,300 ounces of gold (December 31, 2014 - 0.2 million ounces of silver) which had a fair value loss adjustment of approximately $0.4 million (December 31, 2014 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,700 (December 31, 2014 - $2,100) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $3,300 (December 31, 2014 - $NIL).

SILVER WHEATON 2015 ANNUAL REPORT [98]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

6.	General and Administrative

		Years Ended December 31
(in thousands)	Note	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs		$11,456	$11,662
PSUs	17.1	1,975	3,508
Total salaries and benefits		$13,431	$15,170
Depreciation		621	326
Charitable donations		1,965	3,187
Other		10,060	10,983
Cash settled general and administrative		$26,077	$29,666
Equity settled stock based compensation (a non-cash expense)		6,160	8,194
Total general and administrative		$32,237	$37,860

7.	Other Expense (Income)

		Years Ended December 31
(in thousands)	Note	2015	2014
Dividend income		$(126)	$(228)
Interest income		(122)	(123)
Stand-by fees	14	3,462	2,900
Foreign exchange gain		(1,133)	(609)
Amortization of credit facility origination fees - undrawn facilities	14	923	1,020
Write off of credit facility origination fees upon the repayment of the NRT Loan	14	1,315	-
Other		(243)	(1,130)
Total other expense (income)		$4,076	$1,830

Write Off of Debt Issue Costs upon the Repayment of the NRT Loan

As further explained in Note 14, on February 27, 2015, the Company repaid its non-revolving term loan and, as a result, expensed the remaining unamortized credit facility origination fees of $1.3 million on that date.

SILVER WHEATON 2015 ANNUAL REPORT [99]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

8.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2015	2014
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$815	$2,343
Other accounts receivables		309	1,789
Total accounts receivable		$1,124	$4,132

9.	Long-Term Investments

	December 31, 2015
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Realized Loss on Disposal
Bear Creek	$5,558	$(10,678)	$-
Revett	-	(1,401)	(11,870)
Other	14,218	(1,006)	(2,781)
Total common shares held	$19,776	$(13,085)	$(14,651)

	December 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI
Bear Creek	$16,236	$(1,972)
Revett	3,873	47
Other	12,763	(6,004)
Total common shares held	$32,872	$(7,929)

The Company's long-term investments in common shares ("LTI's") are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income ("OCI").  The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2015 ANNUAL REPORT [100]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Bear Creek

At December 31, 2015, Silver Wheaton owned approximately 13.3 million (December 31, 2014 - 13.3 million) common shares of Bear Creek Mining Corporation ("Bear Creek"), representing approximately 14% (December 31, 2014 - 14%) of the outstanding shares of Bear Creek.  At December 31, 2015, the fair value of the Company's investment in Bear Creek was $5.6 million (December 31, 2014 - $16.2 million).

Revett

During 2015, Revett Mining Company, Inc. (formerly Revett Minerals Inc.) was acquired by Hecla Mining Company (NYSE: HL) ("Hecla") and all former shareholders of Revett Mining Company, Inc. were issued shares of Hecla. The Company disposed of its investment of 5.3 million common shares of Revett in the transaction, resulting in a realized loss of $11.9 million.  The Company received 0.9 million common shares of Hecla as consideration for its disposal of Revett, and these shares have been reflected as a component of Other long-term investments in these financial statements.

Other

At December 31, 2015, Silver Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies.  As Silver Wheaton's investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Silver Wheaton's overall financial position, these investments have been reflected in these financial statements as part of Other long-term investments.

At December 31, 2015, the fair value of the Other long-term investments was $14.2 million (December 31, 2014 - $12.8 million).

SILVER WHEATON 2015 ANNUAL REPORT [101]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

10.	Silver and Gold Interests

Year Ended December 31, 2015
Cost				Accumulated Depletion & Impairment				Carrying Amount Dec 31, 2015
(in thousands)	Balance Jan 1, 2015	Additions (Reductions)	Balance Dec 31, 2015	Balance Jan 1, 2015	Depletion	Impairment	Balance Dec 31, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(6,396)	$-	$(43,776)	$146,555
Yauliyacu [1]	285,292	(5,829)	279,463	(97,814)	(16,367)	-	(114,181)	165,282
Peñasquito	524,626	-	524,626	(73,481)	(20,298)	-	(93,779)	430,847
Antamina	-	900,289	900,289	-	(13,308)	-	(13,308)	886,981
Barrick [2]	650,924	10,133	661,057	(45,596)	(7,648)	(109,723)	(162,967)	498,090
Other [3]	692,159	-	692,159	(132,412)	(26,545)	(74,291)	(233,248)	458,911
	$2,343,332	$904,593	$3,247,925	$(386,683)	$(90,562)	$(184,014)	$(661,259)	$2,586,666
Gold interests
Sudbury [4]	$623,864	$-	$623,864	$(40,002)	$(28,173)	$(49,439)	$(117,614)	$506,250
Salobo	1,330,311	900,057	2,230,368	(28,109)	(45,502)	-	(73,611)	2,156,757
Other [5]	538,290	-	538,290	(132,738)	(34,344)	(151,469)	(318,551)	219,739
	$2,492,465	$900,057	$3,392,522	$(200,849)	$(108,019)	$(200,908)	$(509,776)	$2,882,746
	$4,835,797	$1,804,650	$6,640,447	$(587,532)	$(198,581)	$(384,922)	$(1,171,035)	$5,469,412

1)	On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Glencore will deliver a per annum amount to Silver Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess. In conjunction with this amendment, Glencore agreed to waive amounts totaling $5.9 million which were due under the original agreement. The Company has treated this waiver as a reduction to the cost base of the silver interest.
2)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, 777, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 ANNUAL REPORT [102]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Year Ended December 31, 2014
Cost					Accumulated Depletion & Impairment				Carrying Amount Dec 31, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Disposal	Balance Dec 31, 2014	Balance Jan 1, 2014	Depletion & Impairment	Disposal	Balance Dec 31, 2014
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(32,839)	$(4,541)	$-	$(37,380)	$152,951
Yauliyacu	285,292	-	-	285,292	(78,015)	(19,799)	-	(97,814)	187,478
Peñasquito	524,626	-	-	524,626	(52,337)	(21,144)	-	(73,481)	451,145
Barrick ¹	641,155	9,769	-	650,924	(40,048)	(5,548)	-	(45,596)	605,328
Other [2,3,4,5]	690,182	129,636	(127,659)	692,159	(140,255)	(92,668)	100,511	(132,412)	559,747
	$2,331,586	$139,405	$(127,659)	$2,343,332	$(343,494)	$(143,700)	$100,511	$(386,683)	$1,956,649
Gold interests
Sudbury [6]	$623,864	$-	$-	$623,864	$(14,410)	$(25,592)	$-	$(40,002)	$583,862
Salobo	1,330,311	-	-	1,330,311	(7,828)	(20,281)	-	(28,109)	1,302,202
Other [7]	402,435	135,855	-	538,290	(93,980)	(38,758)	-	(132,738)	405,552
	$2,356,610	$135,855	$-	$2,492,465	$(116,218)	$(84,631)	$-	$(200,849)	$2,291,616
	$4,688,196	$275,260	$(127,659)	$4,835,797	$(459,712)	$(228,331)	$100,511	$(587,532)	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)	As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine. The Company has reported this agreement as a disposal of the portion of the silver interest related to silver contained in copper concentrate. The Aljustrel mine has been reflected as a component of Other silver interests in these financial statements. The Company has not waived its rights to the silver contained in zinc concentrate at the Aljustrel mine.
4)	Silver Wheaton entered an agreement with Nyrstar Mining Ltd. resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million. This amount due under the agreement, which was classified on the balance sheet at December 31, 2014 as a component of Other current assets, was received on January 30, 2015.
5)	On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement which provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine.
6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
7)	Comprised of the Minto, 777, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 ANNUAL REPORT [103]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2015			December 31, 2014
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$19,443	$127,112	$146,555	$35,099	$117,852	$152,951
Yauliyacu	17,814	147,468	165,282	51,052	136,426	187,478
Peñasquito	251,133	179,714	430,847	260,082	191,063	451,145
Antamina	502,115	384,866	886,981	-	-	-
Barrick [1,2]	10,278	487,812	498,090	11,681	593,647	605,328
Other [3]	362,634	96,277	458,911	151,410	408,337	559,747
	$1,163,417	$1,423,249	$2,586,666	$509,324	$1,447,325	$1,956,649
Gold interests
Sudbury [4]	$366,480	$139,770	$506,250	$474,330	$109,532	$583,862
Salobo	1,765,166	391,591	2,156,757	961,852	340,350	1,302,202
Other [5]	205,007	14,732	219,739	219,066	186,486	405,552
	$2,336,653	$546,093	$2,882,746	$1,655,248	$636,368	$2,291,616
	$3,500,070	$1,969,342	$5,469,412	$2,164,572	$2,083,693	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, 777, Constancia and Rosemont gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.  Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in 2016) or the prevailing market price per ounce of gold delivered.

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company's total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine.  Under the terms of the amended agreement, Silver Wheaton has made a total upfront cash payment of $900 million for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered.  In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

SILVER WHEATON 2015 ANNUAL REPORT [104]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to Glencore's 33.75% of the Antamina silver production until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate for a total upfront cash payment of $900 million.  In addition, Silver Wheaton will make ongoing payments of 20% of spot price per silver ounce delivered under the contract.

The cost of the silver interest acquired is comprised of the following:

(in thousands)
Cost:

Cash	$900,000
Acquisition costs	289
$900,289

11.	Impairment of Silver and Gold Interests

As more fully described in Note 2.9, at every reporting period the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists.  Based on the Company's analysis, the following precious metal purchase agreements were determined to have an indicator of impairment:

	Years Ended December 31
(in thousands)	2015	2014
Silver interests
Barrick	$109,723	$-
Other Silver Interests
777	63,778	-
Keno Hill	10,513	-
Campo Morado	-	31,091
Mineral Park	-	37,060
Gold interests
Sudbury	49,439	-
Other Gold Interests
777	151,469	-
Total impairment charges	$384,922	$68,151

Barrick

As per Barrick Gold Corporation's ("Barrick") 2015 annual financial statements, Compañía Minera Nevada ("CMN"), Barrick's Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, filed a temporary and partial closure plan for the Pascua-Lama project (the "Temporary Closure Plan") with the Chilean mining authority (Sernageomin), which was subsequently approved.  Barrick goes on to further state that there is significant uncertainty with respect to the estimated timeline and the estimated remaining construction costs for the Pascua-Lama project.

SILVER WHEATON 2015 ANNUAL REPORT [105]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

These factors, coupled with the ongoing legal/regulatory issues related to the development of the Pascua-Lama project, is an indicator of impairment relative to the Barrick silver interest ("Barrick PMPA").  The Barrick PMPA, which was acquired for total consideration of $661.1 million (including capitalized interest in the amount of $83.8 million), had a carrying value at December 31, 2015 of $607.8 million.  Management has estimated that the recoverable amount at December 31, 2015 under the Barrick PMPA was $498.1 million, representing its FVLCS and resulting in an impairment charge of $109.7 million.  The recoverable amount related to the Barrick PMPA was estimated using a discount rate ranging from 7% to 13%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver, construction timelines and operating performance, it is classified within Level 3 of the fair value hierarchy.

During the third quarter of 2015, the Company's management was informed that as a result of an unsuccessful drilling program at 777, the management of Hudbay believe that the mine life for 777 is unlikely to be extended beyond 2020.   As a result, the estimate of future production from 777 was reduced, with this reduction representing an indicator of impairment related to the 777 silver and gold interest ("777 PMPA").  At September 30, 2015, management estimated that the recoverable amount under the 777 PMPA was $147.5 million, representing its FVLCS and resulting in an impairment charge of $154.0 million.  During the fourth quarter of 2015, the Company was provided with a new mine plan related to the 777 mine from the management of Hudbay.  Based on this new mine plan, total recoverable ounces for the remaining mine life are approximately 39% lower than previously estimated, and this reduction in recoverable ounces is a further indicator of impairment related to the 777 PMPA.  At December 31, 2015, management estimated that the recoverable amount under the 777 PMPA was $81.6 million, representing its FVLCS and resulting in a further impairment charge of $61.2 million, for a total impairment during 2015 of $215.2 million.  The recoverable amount related to the 777 PMPA was estimated using a discount rate ranging from 11% to 15%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Keno Hill

As stated in Alexco's third quarter 2015 MD&A, in September, 2013 Alexco implemented an interim suspension of operations at the Bellekeno mine within the Keno Hill silver district in order to evaluate the newly discovered Flame & Moth deposit, renegotiate third party contracts and review other opportunities to reduce future all-in sustaining costs, with the aim of repositioning Keno Hill for long-term, sustainable operations.  The delay in receiving deliveries relative to Keno Hill is an indicator of impairment related to the Keno Hill silver interest ("Keno Hill PMPA").  At December 31, 2015, management estimated that the recoverable amount under the Keno Hill PMPA was $33.4 million, representing its FVLCS and resulting in an impairment charge of $10.5 million.  The recoverable amount related to the Keno Hill PMPA was estimated using a discount rate ranging from 7% to 17%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

Mineral Park

On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. ("Mercator") to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States.  Silver Wheaton made an upfront cash payment of $42.0 million.   As at September 30, 2014, the Company had received approximately 2.1 million ounces of silver related to the Mineral Park mine under the agreement, generating cumulative operating cash flows of approximately $51.1 million. The Mineral Park silver interest is reflected as a component of Other silver interests in these financial statements.

On September 30, 2013 Mercator announced that, in light of the commodity price environment, capital market conditions and the challenges these pose for Mercator, Mercator's board of directors had advanced and accelerated its ongoing process to review strategic alternatives.  On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. ("Intergeo") to combine and create a new copper-focused metals company, however this plan of arrangement was subsequently cancelled.  On August 26, 2014, Mercator disclosed that they had filed a Notice of Intention ("NOI") under the Canadian Bankruptcy and Insolvency Act ("BIA"), with the NOI being the first stage of a restructuring process under the BIA.  On September 5, 2014, Mercator was deemed to have filed an assignment in bankruptcy.  In addition, on August 26, 2014, four of Mercator's subsidiaries (including Mineral Park Inc. the owner of the Mineral Park mine) filed Chapter 11 bankruptcy petitions in the United States and Mercator Minerals Barbados (Ltd.) was deemed bankrupt in early 2015. The bankruptcy of Mercator and its subsidiaries is an indicator of impairment related to the Mineral Park silver interest.

SILVER WHEATON 2015 ANNUAL REPORT [106]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement among Silver Wheaton, the four Mercator United States subsidiaries in bankruptcy and their secured lenders. Under the settlement agreement, a portion of the sale proceeds from the sale of the Mineral Park mine and assets is to be paid to Silver Wheaton and Silver Wheaton retains the right to proceed against Mercator, the Canadian parent company, as guarantor under the stream. In return for these agreements, the settlement provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine. As of December 31, 2015, Silver Wheaton had received $700,000 under the settlement agreement. The total amount of any recoveries by Silver Wheaton under the settlement agreement and the ultimate outcome and recoveries from the bankruptcy proceedings are uncertain.

As a result, management estimated that the value of the Mineral Park silver interest under both the Fair Value Approach and the Value-In-Use Approach is nominal.  Based on this conclusion, the Company reported an impairment charge of $37.1 million during the third quarter of 2014, representing the carrying value of the Mineral Park silver interest at September 30, 2014.

Campo Morado

On May 13, 2008, the Company entered into a silver purchase agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV ("Nyrstar") on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico.  Under the agreement, Silver Wheaton made an upfront cash payment of $79.3 million.

As per Nyrstar's third quarter 2014 management's discussion and analysis, there has been a continuing reduction of ore grades at Campo Morado as the G9 orebody nears exhaustion and the mine begins treating the remaining ore bodies, which have lower overall grades than G9.  As a result, during the third quarter of 2014, the estimate of future production from Campo Morado was reduced, with this reduction representing an indicator of impairment related to the Campo Morado silver interest.  At September 30, 2014, management estimated that the recoverable amount under the Campo Morado silver interest was $25 million, representing its FVLCS and resulting in an impairment charge of $31.1 million which was recorded in the third quarter of 2014.  The recoverable amount of the Campo Morado silver interest was estimated based on a discounted cash flow model which calculated the net present value of expected future cash flows.  The nominal discount rate used in this model was 12%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

On December 31, 2014, the Company reached an agreement with Nyrstar resulting in the cancellation of the silver purchase agreement relating to Campo Morado in exchange for cash consideration of $25 million payable on or before January 31, 2015.  This amount due under the agreement was received on January 30, 2015.  As part of this agreement, Silver Wheaton is entitled to 75% of the silver contained in concentrate produced at the Campo Morado mine on or prior to December 31, 2014, and was granted a five year right of first refusal on any silver streaming or royalty transaction in relation to any Nyrstar group property, globally. All remaining silver deliveries due under the terms of the agreement were received during 2015.

Sudbury

The Company recognized continued losses per ounce relative to its Sudbury gold interest (the "Sudbury PMPA"), which management considers to be an indicator of impairment.  The Sudbury PMPA, which was acquired in March 2013 for $623.6 million (including warrants having an exercise price of $65 which were valued at $53.6 million), had a carrying value at December 31, 2015 of $555.7 million.  Management has estimated that the recoverable amount at December 31, 2015 under the Sudbury PMPA was $506.2 million, representing its FVLCS and resulting in an impairment charge of $49.4 million.  The recoverable amount related to the Sudbury PMPA was estimated using a discount rate ranging from 5% to 7%.  As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

SILVER WHEATON 2015 ANNUAL REPORT [107]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Sensitivity Analysis

As part of the annual review of the recoverable amounts, the Company performs a sensitivity analysis on silver and gold prices, which are key assumptions that impact the impairment calculations relative to the silver and gold interests which have indicators of impairment.  Assuming a 10% decrease in silver and gold price assumptions, while holding all other variables constant, the Company estimates that the carrying value of its silver and gold interests would decrease by an additional 2% as at December 31, 2015.

12.	Early Deposit – Silver and Gold Interests

Toroparu

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the "Toroparu Early Deposit Agreement") to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project ("Toroparu") located in the Republic of Guyana, South America.  Under the Toroparu Early Deposit Agreement, Silver Wheaton agreed to pay Sandspring a total upfront cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million payable on an installment basis to partially fund construction of the mine.  In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.

On April 22, 2015, the Company amended the Toroparu Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu.  Silver Wheaton will make a total upfront cash payment of $5 million in connection with this amendment, of which $2 million has been paid to date and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of silver delivered.  As a result of the addition of the silver stream to the Toroparu Early Deposit Agreement, Silver Wheaton will now pay Sandspring a total upfront cash consideration of $153.5 million.

Under the amended Toroparu Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the "Toroparu Feasibility Documentation") was extended to December 31, 2016. There will be a 60 day period following the delivery of the Toroparu Feasibility Documentation, or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Toroparu Early Deposit Agreement. If Silver Wheaton elects to terminate, Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

Cotabambas

On January 27, 2016, the Company announced that it had signed a nonbinding term sheet with Panoro Minerals Ltd. ("Panoro") to enter into an early deposit precious metal purchase agreement (the "Cotabambas Early Deposit Agreement") for the Cotabambas project located in Peru.

Under the terms of the proposed Cotabambas Early Deposit Agreement, the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to the Company have been produced, at which point the stream would decrease to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the proposed Cotabambas Early Deposit Agreement, the Company will pay a total cash consideration of $140 million plus an ongoing production payment of the lesser of: i) $5.90 for each silver ounce and $450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and ii) the prevailing market price. Once certain conditions have been met, the Company will advance $14 million to Panoro, spread over up to nine years. Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.  The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

SILVER WHEATON 2015 ANNUAL REPORT [108]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

13.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the "Royalty") in the Metates properties from Chesapeake Gold Corp. ("Chesapeake") for $9 million.  Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million.  The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

14.	Bank Debt

	December 31, 2015
(in thousands)	NRT Loan [1]	Revolving Facility [2]	Total
Current portion	$-	$-	$-
Long-term portion	-	1,466,000	1,466,000
Gross bank debt outstanding [3]	$-	$1,466,000	$1,466,000
Year ended December 31, 2015:
Interest capitalized during the period	$1,533	$8,600	$10,133
Interest expensed during the period	1,332	2,758	4,090
Total interest incurred during the period	$2,865 [4]	$11,358	$14,223
Effective interest rate	1.72%	1.75%	1.74%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	The Company incurred stand-by fees of $3.5 million related to the undrawn portion of the Revolving Facility during the year ended December 31, 2015.
3)	There is $6.1 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.
4)	Interest costs incurred under the NRT Loan and the Revolving Facility during the year ended December 31, 2015 includes the amortization of debt issue costs in the amount of $631,000.

SILVER WHEATON 2015 ANNUAL REPORT [109]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

	December 31, 2014
(in thousands)	NRT Loan	Revolving Facility [1]	Total
Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(1,482)	-	(1,482)
Net bank debt outstanding	$998,518	$-	$998,518
Year ended December 31, 2014:
Interest capitalized during the period	$14,997	$-	$14,997
Interest expensed during the period	2,277	-	2,277
Total interest incurred during the period	$17,274³	$-	$17,274
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $2.9 million related to the undrawn portion of the Revolving Facility during the year ended December 31, 2014.
2)
In addition to the $1.5 million unamortized debt issue costs associated with the NRT Loan, there was $3.2 million unamortized debt issue costs at December 31, 2014 associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during the year ended December 31, 2014 includes the amortization of debt issue costs in the amount of $1.0 million.

On February 27, 2015, the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years.  As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1.  These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.  Effective November 20, 2015, the amended Revolving Facility was amended to only include cash interest expenses for the purposes of calculating the interest coverage ratio.

On February 27, 2015, the Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

On March 15, 2016, the Company was notified that its lenders had agreed to extend the term of the Revolving Facility by an additional year, subject to acceptable documentation and the payment of an extension fee.  The Revolving Facility will now mature on February 27, 2021.

At the Company's option, amounts drawn under the amended Revolving Facility incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia's Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the amended Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company's leverage ratio.

The amended Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

The Company is in compliance with the debt covenants described above.

The Company's bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

15.	Issued Capital

	Note	December 31	December 31
(US dollars in thousands)		2015	2014
Issued capital
Share capital issued and outstanding: 404,039,065 common shares (December 31, 2014: 364,777,928 common shares)	15.1	$2,815,569	$2,037,923

SILVER WHEATON 2015 ANNUAL REPORT [110]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

15.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at December 31, 2015, the Company had no preference shares outstanding.

On September 18, 2015, the Company announced it had received TSX approval to purchase up to 20,229,671 common shares (representing 5% of the Company's 404,593,425 total issued and outstanding common shares as of September 11, 2015) over a period of twelve months commencing on September 23, 2015. The normal course issuer bid ("NCIB") will expire no later than September 22, 2016.  On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.

A continuity schedule of the Company's issued and outstanding common shares from January 1, 2014 to December 31, 2015 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2014	357,396,778
Shares issued [1]	6,112,282	US$22.09
Share purchase options exercised ²	600,162	Cdn$13.02
Restricted share units released ²	22,088	$0.00
Dividend reinvestment plan ³	646,618	US$21.08
At December 31, 2014	364,777,928
Shares issued [4]	38,930,000	US$20.55
Shares cancelled [5,6]	(777,214)	US$6.86
Share purchase options exercised ²	229,000	Cdn$15.89
Restricted share units released ²	32,287	$0.00
Dividend reinvestment plan ³	847,064	US$14.42
At December 31, 2015	404,039,065

1)	The Company issued 6,112,282 common shares at an average price of $22.09 per share in satisfaction of the $135 million upfront cash payment to Hudbay Minerals Inc. for the Constancia gold interest, which was due once capital expenditures of $1.35 billion had been incurred at Constancia.
2)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
3)	The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.
4)	In connection with the amended Salobo precious metal purchase agreement (Note 10), the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.
5)	Includes 764,789 common shares purchased and cancelled in accordance with the NCIB in addition to 12,425 common shares which were cancelled in accordance with the terms of the May 21, 2009 acquisition of Silverstone Resources Corp.
6)	The weighted average price of shares cancelled represents the weighted average price of the Company's common shares when originally issued.

15.2.	Dividends Declared

During the year ended December 31, 2015, the Company declared and paid dividends to its shareholders in the amount of $0.20 per common share for total dividends of $80.8 million, with the payment being comprised of $68.6 million in cash and $12.2 million in common shares issued, with the Company issuing 847,064 common shares under the Company's dividend reinvestment plan.  For the comparable period in 2014, the Company declared and paid dividends to its shareholders in the amount of $0.26 per common share for total dividends of $93.4 million, with the payment being comprised of $79.8 million in cash and $13.6 million in common shares issued, with the Company issuing 646,618 common shares under the Company's dividend reinvestment plan.

SILVER WHEATON 2015 ANNUAL REPORT [111]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

As at December 31, 2015, cumulative dividends of $521.7 million have been declared by the Company.

16.	Reserves

	Note	December 31	December 31
(in thousands)		2015	2014
Reserves
Share purchase warrants	16.1	$53,717	$53,717
Share purchase options	16.2	28,286	24,214
Restricted share units	16.3	3,313	3,307
Long-term investment revaluation reserve, net of tax	16.4	(108,513)	(110,079)
Total reserves		$(23,197)	$(28,841)

16.1.	Share Purchase Warrants

A continuity schedule of the Company's share purchase warrants ("warrants") from January 1, 2014 to December 31, 2015 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At December 31, 2014 and December 31, 2015	10,000,000	$65.00	1.00	$53,717

In connection with the Company's acquisition of the Sudbury gold interest (Note 10), on February 28, 2013, the Company issued to Vale warrants to purchase 10 million common shares of Silver Wheaton at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company's common shares.

16.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company's Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company's Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.

SILVER WHEATON 2015 ANNUAL REPORT [112]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Years Ended December 31
	2015	2014
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$25.48	Cdn$26.09
Expected dividend yield	1.06%	1.18%
Expected volatility	35%	40%
Risk-free interest rate	0.44%	1.15%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.23	Cdn$6.25

A continuity schedule of the Company's share purchase options reserve from January 1, 2014 to December 31, 2015 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2014	$ 19,443
Recognition of fair value of share purchase options issued	7,199
Share purchase options exercised	(2,428)
At December 31, 2014	$ 24,214
Recognition of fair value of share purchase options issued	5,312
Share purchase options exercised	(1,240)
At December 31, 2015	$ 28,286

During the year ended December 31, 2015, the Company issued 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 per option and a fair value of $4.2 million or Cdn$5.23 per option.  For the comparable period in 2014, the Company issued 1,115,000 share purchase options with a weighted average exercise price of Cdn$26.09 per option and a fair value of $6.2 million or Cdn$6.25 per option.

Equity settled stock based compensation expense during the year ended December 31, 2015 included the recognition of $5.3 million of the fair value of the share purchase options issued, compared to $7.2 million during the comparable period in 2014.

At December 31, 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$28.17 per option.  For the comparable period in 2014, there were 3,501,600 share purchase options outstanding with a weighted average exercise price of Cdn$28.93 per option.

SILVER WHEATON 2015 ANNUAL REPORT [113]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at December 31, 2015:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life
$23.80	3,000	-	3,000	2.4 years
$25.48	-	860,100	860,100	4.2 years
$25.55	2,000	2,000	4,000	3.7 years
$25.72	20,000	-	20,000	2.8 years
$26.07	476,750	476,750	953,500	3.2 years
$28.14	80,000	-	80,000	1.5 years
$28.59	80,000	-	80,000	1.4 years
$29.50	100,000	-	100,000	1.0 years
$30.51	15,000	-	15,000	1.6 years
$31.88	1,011,000	-	1,011,000	2.2 years
$32.21	72,250	224,850	297,100	3.2 years
$32.46	70,000	-	70,000	2.4 years
$33.03	10,000	-	10,000	0.4 years
$33.71	314,500	-	314,500	1.2 years
$34.17	93,800	-	93,800	0.4 years
$34.55	10,000	-	10,000	2.0 years
$35.36	6,500	6,500	13,000	3.6 years
$39.25	10,000	-	10,000	1.9 years
$41.58	169,800	-	169,800	0.2 years
$43.18	86,000	-	86,000	2.2 years
$47.03	33,500	-	33,500	1.2 years
$48.58	19,000	-	19,000	0.4 years
$58.92	32,000	-	32,000	0.2 years
	2,715,100	1,570,200	4,285,300	2.7 years

A continuity schedule of the Company's outstanding share purchase options from January 1, 2014 to December 31, 2015 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2014	3,029,762	Cdn$27.28
Granted (fair value - $6.2 million or Cdn$6.25 per option)	1,115,000	26.09
Exercised	(600,162)	13.02
Forfeited	(43,000)	33.85
At December 31, 2014	3,501,600	Cdn$28.93
Granted (fair value - $4.2 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At December 31, 2015	4,285,300	Cdn$28.17

SILVER WHEATON 2015 ANNUAL REPORT [114]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

As it relates to share purchase options, during the year ended December 31, 2015, the weighted average share price at the time of exercise was Cdn$24.61 per share, as compared to Cdn$24.21 per share during the comparable period in 2014.

16.3.	Restricted Share Units ("RSUs")

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company's common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company's common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company's common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company's restricted share units reserve from January 1, 2014 to December 31, 2015 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2014	$ 2,833
Recognition of fair value of RSUs issued	995
Restricted share units released	(521)
At December 31, 2014	$ 3,307
Recognition of fair value of RSUs issued	848
Restricted share units released	(842)
At December 31, 2015	$ 3,313

During the year ended December 31, 2015, the Company issued 38,000 RSUs with a fair value of $0.8 million or Cdn$25.48 per RSU.  For the same period in 2014, the Company issued 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU.

Equity settled stock based compensation expense during the year ended December 31, 2015 included the recognition of $0.9 million of the fair value of RSUs issued, compared to $1.0 million during the comparable period in 2014.

As of December 31, 2015, there were 170,317 RSUs outstanding. For the comparable period in 2014, there were 164,604 RSUs outstanding.

16.4.	Long-Term Investment Revaluation Reserve

The Company's long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2015 ANNUAL REPORT [115]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

A continuity schedule of the Company's long-term investment revaluation reserve from January 1, 2014 to December 31, 2015 is presented below:

	Change in Fair Value Due To:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2014	$(123,744)	$ 21,594	$ 539	$(101,611)
Unrealized loss on LTIs [1]	(4,984)	(2,945)	-	(7,929)
Reallocate reserve to retained earnings	-	-	(539)	(539)
At December 31, 2014	$(128,728)	$ 18,649	$ -	$(110,079)
Unrealized loss on LTIs [1]	(9,467)	(3,618)	-	(13,085)
Reallocate reserve to retained earnings upon disposal of LTIs [1]	16,783	(2,132)	-	14,651
At December 31, 2015	$(121,412)	$ 12,899	$ -	$(108,513)

1)	LTIs refers to long-term investments in common shares held.

17.	Stock Based Compensation

The Company's stock based compensation consists of share purchase options (Note 16.2), restricted share units (Note 16.3) and performance share units (Note 17.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder's equity section of the Company's balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

17.1.	Performance Share Units ("PSUs")

The Company has established a Performance Share Unit Plan ("the PSU plan") whereby PSUs will be issued to eligible employees as determined by the Company's Board of Directors or the Company's Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company's total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company's common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the year ended December 31, 2015, the Company issued 216,200 PSUs as compared to 270,750 PSUs during the comparable period of the previous year.

General and administrative expense during the year ended December 31, 2015 included a $2.0 million accrual related to the anticipated fair value of the PSUs issued using a performance factor of 100%, compared to a $3.5 million accrual during the comparable period in 2014 using a performance factor ranging from 100% to 135%.

A continuity schedule of the Company's outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2014 to December 31, 2015 is presented below:

SILVER WHEATON 2015 ANNUAL REPORT [116]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Number of PSUs Outstanding
At January 1, 2014	276,912
Granted	270,750
Dividend equivalent participation	5,875
Paid	(38,497)
Forfeited	(3,089)
At December 31, 2014	511,951
Granted	216,200
Dividend equivalent participation	8,556
Paid	(73,411)
At December 31, 2015	663,296

18.	Earnings per Share ("EPS") and Diluted Earnings per Share ("Diluted EPS")

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2015	2014
Basic weighted average number of shares outstanding	395,755	359,401
Effect of dilutive securities
Share purchase options	14	242
Share purchase warrants	-	-
Restricted share units	169	161
Diluted weighted average number of shares outstanding	395,938	359,804

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$21.17, compared to Cdn$25.04 for the comparable period in 2014.

	Years Ended December 31
(in thousands)	2015	2014
Share purchase options	4,285	3,270
Share purchase warrants	10,000	10,000
Total	14,285	13,270

SILVER WHEATON 2015 ANNUAL REPORT [117]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

19.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2015	2014
Change in non-cash working capital
Accounts receivable	$3,007	$488
Accounts payable and accrued liabilities	(39)	(5,630)
Other	217	(419)
Total change in non-cash working capital	$3,185	$(5,561)

	December 31	December 31
(in thousands)	2015	2014
Cash and cash equivalents comprised of:
Cash	$103,297	$118,832
Cash equivalents	-	189,266
Total cash and cash equivalents	$103,297	$308,098

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers' depository notes and bankers' acceptances with terms to maturity of less than three months.

20.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31
(in thousands)	2015	2014
Short-term benefits [1]	$6,133	$6,754
Post-employment benefits	49	54
PSUs	1,784	2,321
Equity settled stock based compensation (a non-cash expense)	4,184	5,620
Total executive compensation	$12,150	$14,749
1) Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

21.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan ("RRSP") for all qualified employees.  Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Income Tax Act (Canada) or (ii) 9% of their annual base salary, and the Company will match this contribution.  The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

SILVER WHEATON 2015 ANNUAL REPORT [118]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

General and administrative expense during 2015 included $192,000 of contributions to the Group RRSP plan made by the Company, as compared to $205,000 during 2014.

22.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31
(in thousands)	2015	2014
Current income tax expense related to foreign jurisdictions	$208	$204
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$(13,089)	$(1,249)
Write down of previously recognized temporary differences	9,490	-
Total deferred income tax recovery	$(3,599)	$(1,249)
Income tax recovery recognized in net earnings	$(3,391)	$(1,045)

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31
(in thousands)	2015	2014
Deferred income tax (recovery) expense related to:
Origination and reversal of temporary differences	$(725)	$-
Write down of previously recognized temporary differences	3,558	-
Deferred income tax expense recognized in equity	$2,833	$-

SILVER WHEATON 2015 ANNUAL REPORT [119]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2015	2014
Earnings before income taxes	$(165,433)	$198,781
Canadian federal and provincial income tax rates	26.00%	26.00%
Income tax (recovery) expense based on above rates	$(43,013)	$51,683
Non-deductible stock based compensation and other	3,083	2,645
Differences in tax rates in foreign jurisdictions	(34,880)	(55,373)
Current period unrecognized temporary differences - impairments	57,925	-
Current period unrecognized temporary differences - other	4,004	-
Write down of previously recognized temporary differences	9,490	-
Income tax recovery	$(3,391)	$(1,045)

The majority of the Company's income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Silver Wheaton (Caymans) Ltd., which operates in the Cayman Islands and is not subject to income tax.  Refer to Note 23 for more information.

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  The movement in deferred income tax assets and liabilities for the years ended December 31, 2015 and December 31, 2014, respectively, is shown below:

	Year Ended December 31, 2015
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$14,069	$(7,025)	$(3,558)	$3,486
Financing fees	1,422	(1,168)	725	979
Other	2,111	(1,835)	-	276
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(18,348)	13,691	-	(4,657)
Other	(112)	(64)	-	(176)
Total	$(942)	$3,599	$(2,833)	$(176)

SILVER WHEATON 2015 ANNUAL REPORT [120]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

	Year Ended December 31, 2014
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$12,437	$1,632	$-	$14,069
Financing fees	1,725	(303)	-	1,422
Other	1,333	778	-	2,111
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(17,547)	(801)	-	(18,348)
Other	(55)	(57)	-	(112)
Total	$(2,191)	$1,249	$-	$(942)

Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31
	2015	2014
Non-capital losses	$16,020	$-
Financing fees	6,618	-
Silver and gold interests	57,925	-
Other	1,835	-
Capital losses	11,033	8,947
Unrealized losses on long-term investments	14,744	15,129
Total	$108,175	$24,076

The temporary difference relating to investments in foreign subsidiaries that would be taxable on repatriation is approximately $30 million.  As the Company can control the timing of and manner in which funds are repatriated and it does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax, no deferred income tax liability has been recognized.

At December 31, 2015, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years.  If not utilized, the non-capital losses in the amount of $75.0 million will expire as follows: 2028 – $28.8 million, 2029 - $9.4 million, 2033 - $11.0 million, 2034 - $5.3 million, 2035 - $20.5 million.  In addition, the Company has available net capital losses of $42.4 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON 2015 ANNUAL REPORT [121]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

23.	Commitments and Contingencies

Silver and Gold Interests

The following table summarizes the Company's commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% [3]	0%	$4.24	n/a	Life of Mine	15-Oct-04
Yauliyacu	variable [4]	0%	$8.70 [5]	n/a	Life of Mine [4]	23-Mar-06
Peñasquito	25%	0%	$4.09	n/a	Life of Mine	24-Jul-07
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Antamina	33.75%	0%	20% of Spot	n/a	Life of Mine	3-Nov-15
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years [6]	8-Sep-09
Veladero	100% [7]	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.26	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.27	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.14 [8]	n/a	Life of Mine	23-Apr-07
Minto	100%	100% [9]	$4.10	$315	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.14	n/a	50 years	5-Jun-07
Aljustrel	100% [10]	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90 [11]	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a [12]
777	100%	100%/50% [13]	$5.96 [14]	$404 [14]	Life of Mine	8-Aug-12
Constancia	100%	50% [15]	$5.90 [14]	$400 [14]	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% [16]	10% [16]	$3.90	$400	Life of Mine	11-Nov-13
Cotabambas	100% [17]	25% [17]	$5.90	$450	Life of Mine	n/a [18]

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.20 per ounce, subject to an annual inflationary factor.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	On November 30, 2015, the Company amended its silver purchase agreement with Glencore. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Silver Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
5)	The price paid will be increased from the current $4.20 per ounce of silver delivered to $8.70 per ounce once all silver which had been produced at Yauliyacu as at December 31, 2015 has been delivered to the Company. As at December 31, 2015, this figure is approximately 0.4 million ounces. Should the market price of silver exceed $20 per ounce, in addition to the $8.70 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce
6)	As per Barrick's disclosure, closure activities were initiated at Pierina in August 2013.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
8)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Silver Wheaton and Eldorado agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Silver Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Silver Wheaton's defined area of interest ("Expansion Drilling"); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)	In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015, or at Alexco's option, up to December 31, 2016.
12)	Terms of the agreement not yet finalized.
13)	The Company's share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay's Constancia mine, after which it will be reduced to 50% for the remainder of the mine life.
14)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2015 ANNUAL REPORT [122]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

16)	During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.
17)	Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. Once 90 million silver equivalent ounces attributable to Silver Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
18)	The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2016	2017 - 2019	2020 - 2021	After 2021	Sub-Total		Total
Bank debt [1]	$-	$-	$1,466,000	$-	$1,466,000	$-	$1,466,000
Interest [2]	34,675	124,328	6,499	-	165,502	-	165,502
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas [5]	-	-	-	-	-	140,000	140,000
Operating leases	1,193	3,634	1,880	2,691	9,398	-	9,398
Total contractual obligations	$35,868	$127,962	$1,474,379	$2,691	$1,640,900	$541,550	$2,182,450

1)	At December 31, 2015, the Company had $1.466 billion drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.
5)
The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company's election to convert the debenture with Pan American Silver Corp. ("Pan American") into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

During the second quarter of 2014, Vale completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its previous 12 Mtpa.  If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $138.0 million, payable on an installment basis to partially fund construction of the mine.  During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Toroparu Feasibility Documentation"), or after December 31, 2016 if the Toroparu Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring's option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

SILVER WHEATON 2015 ANNUAL REPORT [123]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Silver Wheaton may also elect to terminate the Toroparu Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

Cotabambas

In connection with the proposed Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140.0 million.  Once certain conditions have been met, the Company will advance $14.0 million to Panoro, spread over up to nine years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14.0 million paid less $2.0 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change of control for an amount based on a calculated rate of return for the Company.  The entering into of the Cotabambas Early Deposit Agreement is subject to the negotiation and completion of definitive documentation. There can be no assurance that the Cotabambas Early Deposit Agreement will be completed on the terms set out in the non-binding term sheet, or at all.

Other

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company's financial performance, cash flows or results of operations.  In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Canada Revenue Agency Dispute and Audit of International Transactions

On July 6, 2015, the Company announced that it had received a proposal letter (the "Proposal") from the CRA in which the CRA was proposing to reassess Silver Wheaton under the transfer pricing provisions contained in the Income Tax Act (Canada) (the "Act"). Subsequent to the issuance of the Proposal, on September 24, 2015, the Company announced that it had received Notices of Reassessment (the "Reassessments") from the CRA for the 2005-2010 taxation years.  The Reassessments are consistent with the Proposal and seek to increase the Company's income subject to tax in Canada for the 2005-2010 taxation years by approximately Cdn$715.3 million which would result in federal and provincial taxes of approximately Cdn$201.3 million.  In addition, the CRA is seeking to impose transfer pricing penalties of approximately Cdn$71.5 million and interest and other penalties of Cdn$80.6 million (calculated to September 24, 2015) for the 2005-2010 taxation years. Total tax, interest and penalties sought by the CRA for the 2005-2010 taxation years is Cdn$353.4 million.

The CRA's position in the Reassessments is that the transfer pricing provisions of the Act relating to income earned by the Company's foreign subsidiaries outside of Canada should apply such that the income of Silver Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company's foreign subsidiaries for the 2005-2010 taxation years.

Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Silver Wheaton intends to vigorously defend its tax filing positions.

SILVER WHEATON 2015 ANNUAL REPORT [124]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

On October 8, 2015, Silver Wheaton filed a notice of objection for each of the 2005-2010 taxation years. Silver Wheaton is required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. On March 1, 2016, Silver Wheaton received approval from the CRA to post security in the form of a letter of guarantee as opposed to a cash deposit.  The letter of guarantee is to be in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.1
On January 8, 2016, Silver Wheaton filed a Notice of Appeal with the Tax Court of Canada, electing to pursue resolution of the matters relating to the Reassessments for the 2005-2010 taxation years through a judicial court process rather than continue to pursue the CRA's internal appeals process.  The timing for the court process is uncertain.

On January 19, 2016, Silver Wheaton received correspondence advising that the CRA would be commencing an audit of the Company's international transactions covering the 2011-2013 taxation years. This correspondence is not a proposal or notice of reassessment and the Company is not in a position to determine what, if any, position the CRA will take in respect of the 2011-2013 taxation years. However, if the CRA were to take a position similar to that underlying the Reassessments for the 2005-2010 taxation years, the Company estimates that the CRA could assert that taxes payable in Canada would increase for the 2011-2013 taxation years by approximately $310 million 2, 3. Taxation years subsequent to 2013 also remain open to audit by the CRA.

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable	Payments Made/Pending	Timing
2005-2010 Taxation Years
Transfer pricing provisions of the Act should apply such that Silver Wheaton's income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Silver Wheaton's foreign subsidiaries.
CRA has reassessed Silver Wheaton and is seeking to increase Silver Wheaton's income subject to tax in Canada by Cdn$715.3 million.

CRA has reassessed Silver Wheaton and is seeking to impose income tax of Cdn$201.3 million, transfer pricing penalties of Cdn$71.5 million and interest (calculated to September 24, 2015) and other penalties of Cdn$80.6 million for total of Cdn$353.4 million.(1)

Silver Wheaton has received approval from the CRA to post security in the form of a letter of guarantee in the amount of Cdn$191.7 million which includes interest accrued to-date plus estimated interest for the following year.(1)
Notice of Appeal filed January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2013 Taxation Years	CRA Audit commenced January 19, 2016. CRA has not issued a proposal or reassessment.	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $1.2 billion. (2)	If CRA were to reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $310 million.(2), (3)	N/A	Time to complete CRA audit unknown.
2014-2015 Taxation Years	Remain open to audit by CRA.	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to increase Silver Wheaton's income subject to tax in Canada by approximately $410 million. (2)	If CRA were to audit and then reassess on similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $106 million. (2), (3)	N/A	N/A

1  Estimates of interest given as of the date stated.  Interest accrues until payment date.
2  For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.
3  This amount does not include potential interest and penalties to the extent may be applicable

SILVER WHEATON 2015 ANNUAL REPORT [125]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

U.S. Shareholder Class Action

During July 2015, after the receipt of the Proposal, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the "Complaints").

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the "Defendants") and a lead plaintiff (the "Plaintiff") was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the "Amended Complaint"). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company's business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  Specifically, the Amended Complaint focuses on the CRA's notices of reassessment to us relating to the Company's 2005-2010 taxation years. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company's securities during an alleged class period of March 30, 2011 to July 6, 2015.

On January 29, 2016, the Defendants filed a motion to dismiss and on March 4, 2016 the plaintiff filed an opposition to the motion to dismiss.  A hearing date has been set for May 2016.

The Company believes the allegations are without merit and intends to vigorously defend against this matter.  No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

SILVER WHEATON 2015 ANNUAL REPORT [126]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

24.	Segmented Information

Operating Segments

The Company's reportable operating segments, which are the components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's CEO, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2015
(in thousand	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Other	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	$113,198	$30,680	$6,396	$76,122	$-	$-	$76,122	$82,518	$146,555
Yauliyacu	40,079	10,672	16,367	13,040	-	-	13,040	29,407	165,282
Peñasquito	114,083	29,026	20,298	64,759	-	-	64,759	85,057	430,847
Antamina	18,858	3,748	13,308	1,802	-	-	1,802	15,110	886,981
Barrick [2]	37,103	9,218	7,648	20,237	(109,723)	-	(89,486)	27,887	498,090
Other [3]	92,257	27,384	26,545	38,328	(74,291)	-	(35,963)	65,899	458,911
	$415,578	$110,728	$90,562	$214,288	$(184,014)	$-	$30,274	$305,878	$2,586,666
Gold
Sudbury [4]	$39,201	$13,392	$28,173	$(2,364)	$(49,439)	$-	$(51,803)	$25,371	$506,250
Salobo	124,250	43,359	45,502	35,389	-	-	35,389	80,890	2,156,757
Other [5]	69,658	22,735	34,344	12,579	(151,469)	-	(138,890)	46,595	219,739
	$233,109	$79,486	$108,019	$45,604	$(200,908)	$-	$(155,304)	$152,856	$2,882,746
Total silver and gold interests	$648,687	$190,214	$198,581	$259,892	$(384,922)	$-	$(125,030)	$458,734	$5,469,412
Corporate
General and administrative						$(32,237)	$(32,237)
Other						(4,775)	(4,775)
Total corporate						$(37,012)	$(37,012)	$(27,375)	$162,799
Consolidated	$648,687	$190,214	$198,581	$259,892	$(384,922)	$(37,012)	$(162,042)	$431,359	$5,632,211

1)	See Note 11 for further information.
2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)	Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Rosemont and Loma de La Plata silver interests.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
5)	Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, 777 and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2015 ANNUAL REPORT [127]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Year Ended December 31, 2014
Sales		Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Other	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas [2]	$104,095	$23,326	$4,541	$76,228	$-	$-	$76,228	$80,769	$152,951
Yauliyacu	64,011	13,859	19,799	30,353	-	-	30,353	50,152	187,478
Peñasquito	134,757	28,753	21,144	84,860	-	-	84,860	106,004	451,145
Barrick [3]	31,687	6,631	5,548	19,508	-	-	19,508	23,065	605,328
Other [4]	109,664	24,652	24,517	60,495	(68,151)	-	(7,656)	86,161	559,747
	$444,214	$97,221	$75,549	$271,444	$(68,151)	$-	$203,293	$346,151	$1,956,649
Gold
Sudbury [5]	$38,720	$12,166	$25,592	$962	$-	$-	$962	$26,993	$583,862
Salobo	54,762	17,564	20,281	16,917	-	-	16,917	37,198	1,302,202
Other [6]	82,480	24,146	38,758	19,576	-	-	19,576	58,254	405,552
	$175,962	$53,876	$84,631	$37,455	$-	$-	$37,455	$122,445	$2,291,616
Total silver and gold interests	$620,176	$151,097	$160,180	$308,899	$(68,151)	$-	$240,748	$468,596	$4,248,265
Corporate
General and administrative						$(37,860)	$(37,860)
Other						(3,062)	(3,062)
Total corporate						$(40,922)	$(40,922)	$(36,723)	$399,498
Consolidated	$620,176	$151,097	$160,180	$308,899	$(68,151)	$(40,922)	$199,826	$431,873	$4,647,763

1)	See Note 11 for further information.
2)	Results for San Dimas include 875,000 ounces received from Goldcorp in connection with Goldcorp's four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
3)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
4)	Where a silver interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, Constancia, 777 and Aljustrel silver interests; the non-operating Rosemont, Keno Hill and Loma de La Plata silver interests; and the previously owned Mineral Park and Campo Morado silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Where a gold interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company's CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto, Constancia and 777 gold interests and the non-operating Rosemont gold interest.
7)	Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

SILVER WHEATON 2015 ANNUAL REPORT [128]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

Geographical Areas
The Company's geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Year Ended December 31, 2015
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$103,153	$52,547	$594,064
United States	-	433	-
Mexico	247,636	585,293	-
Europe
Greece	8,529	22,589	-
Portugal	9,610	25,391	-
Sweden	29,558	45,241	-
South America
Argentina / Chile [1]	19,203	506,137	-
Brazil	124,249	-	2,156,757
Peru	106,749	1,349,035	131,925
Consolidated	$648,687	$2,586,666	$2,882,746
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2015 ANNUAL REPORT [129]

Notes to the Consolidated Financial Statements
Years Ended December 31, 2015 and 2014 (US Dollars)

	Year Ended December 31, 2014
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$132,704	$131,790	$853,358
United States	3,354	433	-
Mexico	277,176	615,629	-
Europe
Greece	12,874	27,437	-
Portugal	13,560	26,329	-
Sweden	30,048	48,388	-
South America
Argentina / Chile [1]	13,639	613,091	-
Brazil	54,762	-	1,302,201
Peru	82,059	493,552	136,057
Consolidated	$620,176	$1,956,649	$2,291,616
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

25.	Subsequent Events

Declaration of Dividend

On March 16, 2016, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company's stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters.  This dividend is payable to shareholders of record on March 31, 2016 and is expected to be distributed on or about April 14, 2016.  The Company has implemented a dividend reinvestment plan ("DRIP") whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Normal Course Issuer Bid Automatic Purchase Plan

On January 27, 2016, Silver Wheaton announced that it had entered into an automatic securities purchase plan (the "Plan") with a broker in order to facilitate repurchases of its Common Shares under the NCIB. Purchases under the Plan will be made by Silver Wheaton's broker based on the parameters prescribed by the TSX and the NYSE, applicable Canadian securities laws and the terms of the parties' written agreement. Under the Plan, the broker may purchase Common Shares under the NCIB when Silver Wheaton would ordinarily not be permitted.  The Plan commences on January 27, 2016 and expires on September 22, 2016, and has been approved by the TSX.

Common Share Repurchase under the Normal Course Issuer Bid

Subsequent to December 31, 2015, the Company repurchased 2,123,065 common shares under the previously disclosed NCIB at an average price of $14.17 per share.

SILVER WHEATON 2015 ANNUAL REPORT [130]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.	CST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Silver Wheaton (Caymans) Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW	INVESTOR RELATIONS
New York Stock Exchange: SLW	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
LAWRENCE BELL	TF: 1 800 380 8687
GEORGE BRACK	E: info@silverwheaton.com
JOHN BROUGH PETER GILLIN CHANTAL GOSSELIN DOUGLAS HOLTBY, Chairman EDUARDO LUNA WADE NESMITH RANDY SMALLWOOD
OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
 & Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
 Investor Relations

HAYTHAM HODALY
Senior Vice President,
 Corporate Development

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON CORP.

1021 WEST HASTINGS STREET, SUITE 3500,
VANCOUVER, BC V6E 0C3,
CANADA

T: 1 604 684 9648
F: 1 604 684 3123

WWW.SILVERWHEATON.COM